UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

BSN Glasspack S.A.S.

(Translation of registrant’s name into English)

31, rue Henri Rochefort, 75017 Paris, France

(Address of principle executive offices)

BSN Financing Co. S.A.

(Translation of registrant’s name into English)

31, rue Henri Rochefort, 75017 Paris, France

(Address of principle executive offices)

[Indicate by check mark whether the registrant files annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  N/A                                            Form 40-F  N/A

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes☐        No.☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSN Financing Co. S.A.

Date: April 28, 2003	By:	/s/ Jean-Yves Schapiro

Name: Jean-Yves Schapiro

Title: Officer

BSN Glasspack S.A.S.

Date: April 28, 2003	By:	/s/ Jean-Yves Schapiro

Name: Jean-Yves Schapiro

Title: Officer

BSN GLASSPACK, SAS AND SUBSIDIARIES

OPERATING and FINANCIAL REVIEW and PROSPECTS

This discussion and analysis should be read in conjunction with the consolidated financial statements and notes included in this document, of:

• BSN Glasspack SAS and subsidiaries (“BSN Glasspack”, the “Company”, “BSN Glasspack Group”),

• and BSN Financing Co. S.A.

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in significant respects from U.S. GAAP. The most significant differences between IFRS and U.S. GAAP as they relate to BSN Glasspack Group are described in Note 33 to the consolidated financial statements.

General

BSN Glasspack Group generates substantially all of its revenues from the sale of glass beverage and food containers in France, The Netherlands, Spain and Germany. In addition BSN Glasspack Group generated approximately 6.2% of its 2002 net sales from the sale of glass tableware and other items. Unit sale prices vary by product and are dependent on the type of container (standard or specialized), the specifications of the container (size, shape, weight and color), any special features and competitive pressures.

The elements of BSN Glasspack Group’s total costs include variable costs, for example energy and raw materials, and fixed costs. Fixed costs include labor and other plant–related costs including maintenance expenses, depreciation and selling, general and administrative costs. In 2002, energy and raw materials and packaging constituted approximately 22.4% and 17.6%, respectively, of the total cost of goods sold, and labor and other plant–related expenses constituted approximately 49.0 % of the total of cost of goods sold. In 2002, fixed costs, including depreciation and administrative expenses, represented approximately 52.1% of BSN Glasspack Group’s total operating costs. Since such a high percentage of BSN Glasspack Group’s costs are fixed costs, its results of operations are significantly dependent upon volumes.

Due principally to the seasonal nature of the beverage industry, in which demand is stronger during the summer months and during periods of warm weather, BSN Glasspack Group’s shipment volume is typically higher in the second and third quarters. Consequently, BSN Glasspack Group builds inventory during the fourth and first quarters in anticipation of seasonal demands during the second and third quarters. In addition, BSN Glasspack Group generally tries to schedule shutdowns of its plants for furnace rebuilds and machine repairs in the fourth quarter of the year. These shutdowns and seasonal sales patterns adversely affect profitability during the first and fourth quarters. BSN Glasspack Group’s borrowing needs are greatest in the second and third quarters due to the seasonality of its business.

BSN Glasspack Group has undertaken ongoing restructuring programs of their glass container operations to increase competitiveness. These programs have resulted in net headcount reductions of approximately 1,500 employees between January 1, 2000 and December 31, 2002 in the BSN Glasspack Group. During year 2002, a new significant restructuring plan was introduced in Germany relating maximum of 5% of employees under a legal early retirement plan. The remaining accrual related to outstanding restructuring programs amounted to €50.8 million as of December 31, 2002.

Results of Operations

This section refers to the historical results of BSN Glasspack Group for the fiscal years ended December 31, 2000, 2001 and 2002.

2002 compared to 2001

Net Sales

Net sales amounted to €1,309.2 million at December 31, 2002 compared to €1,299.0 million for the same period in 2001. Additional volumes in the beer market and an increase in average selling prices in all countries for all markets are partially offset by lower sales of wine and non-alcoholic beverage markets, mainly in Germany. Breakdown by country is as follows:

France

Beverage containers. Net Sales of beverage containers increased by 2.4% to €523.7 million in 2002, compared with €511.2 million in 2001. This increase is mainly due to an increase in average selling prices in 2002, partially offset by a volume decrease in wine and non-alcoholic beverage markets.

Food containers. Net sales of food containers increased by 0.3% to €124.5 million in 2002 compared to €124.1 million in 2001. This increase in sales is mainly due to an increase in average selling prices in 2002, partially compensated by a volume decrease.

Control equipment. Net sales of control equipment (MSC) increased 17.8% to €30.4 million in 2002, compared to €25.8 million in 2001.

The Netherlands

Glass packaging net sales in the Netherlands increased by 3.7% to €207.7 million in 2002, compared to €200.3 million in 2001, due to an increase in average selling prices in all markets and a volume increase in the beer market, partially offset by a volume decrease in non-alcoholic beverage and food markets.

Sales of tableware decreased by 2.7% to €50.5 million in 2002, compared to €51.9 million in 2001.

Spain

Net sales in Spain increased by 7.2% to €107.7 million in 2002, compared to €100.5 million in 2001. Net sales increase is due to a combined effect of volume increase in beer market and an increase in average selling prices.

Germany

Net sales in Germany decreased by 7.7% to €268.3 million in 2002, compared to €290.6 million in 2001, due to volume decrease in all markets except in the food market, partially compensated by average selling prices increase.

Cost of goods sold

Cost of goods sold increased by 0.9% to €1,084.8 million in 2002 compared to €1,075.3 million in 2001.

Cost of goods sold represented 82.8% of net sales for both 2002 and 2001.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses decreased by 11.8% to €98.3 million in 2002, compared to €111.4 million in 2001, mainly due to a decrease of marketing expenses resulting from a general voluntarist action to reduce group fixed costs.

Research and Development Expenses

Research and development expenses increased by 12.3% to €9.1 million in 2002, compared to €8.1 million in 2001.

Other incomes and expenses

Other income and expenses increased by €19.9 million to an expense of €46.9 million in 2002 compared to an expense of €27.0 million in 2001, mainly due to the goodwill impairment charge recorded (€-36.1 million) by the German subsidiaries and under-activity cost (relate to plants fixed costs incurred when furnaces are shut down for reasons not related to maintenance and overhauls) in France. These charges were partially offset by the net gain on the Royal Leerdam disposal (€+7.7 million).

During the second semester of 2002, significant changes in the German glass packaging market occurred:

•          A competitor (Rexam) made a significant acquisition in Germany in the glass packaging industry (Niemburger Glas GmbH acquisition). This operation consolidated the German glass industry and challenged our former dominant market position in Germany.

•          German lawmakers introduced a new deposit on various “one-way” packaging, which impacts the glass packaging industry. Customers will be required to return the packaging to a retailer to receive a refund of the deposit. We believe that due to this new law on one-way packaging, distributors may prefer, in certain circumstances, non-glass packaging. Accordingly, we may lose certain markets in Germany on a long-term basis.

•          Our internal reporting indicated that actual sales were below previous year and budget. This was also resulting from an unexpected persistent over-capacity situation in the German market

We have analyzed these events as potential impairment indicators for our German entity, which represents a cash generating units under IAS 36. Recoverable amounts of the German assets (including goodwill) have been estimated based on discounted expected future cash flows of the German operations. In the determination of these future cash flows, we took into consideration these new market conditions.  Because the recoverable amounts of the German assets were below book values, an impairment loss amounting to €36.1 million has been recognized in 2002. This loss has been fully recorded as goodwill amortization in the year ended December 31, 2002.

Other income and expenses are as follows:

	For the year ended December 31,
	2001	2002

Net profit on Royal Leerdam disposal	€—	€7.7
Under activity cost	(18.4)	(10.7)
Layoffs not included in redundancy plans	(0.7)	(2.2)
Amortization of goodwill	(2.1)	(1.6)
Goodwill impairment	—	(36.1)
Litigation provision	0.3	(0.4)
Pension inactive employees in Germany	(1.3)	(1.9)
Non-capitalized fees(1)	(6.0)	(1.9)
Gain on disposal of Spanish land(2)	—	5.0
Other	1.2	(4.8)
Total other income and expense	€(27.0)	€(46.9)

(1)       Non-capitalized fees are mainly linked to SAP implementation, to unified reporting system implementation and to the SEC filing.

(2)       In December 2002, BSN Glasspack sold part of the land where the Catalonian production facilities are situated. The sales price amounted to €5.6 million. The net result of the disposal was a gain of €5.0 million.

Restructuring expenses

Restructuring expenses decreased by €51.2 million to €20.6 million in 2002 compared to €71.8 million in 2001. In 2002, restructuring expenses are mainly related to costs (mainly penalties for cancellation of supply contract, under-activity and current assets impairment) from restructuring plans in France and Germany implemented in 2001, which did not meet the requirements for accrual under IFRS in the year ended December 31, 2001. The Group implemented a new plan in Germany (“OAPT”) in 2002 as an early retirement plan.

Interest expenses

Interest expenses decreased by €8.1 million to €67.6 million in 2002 compared to €75.7 million in 2001, due to a decrease of the level of average debt and decrease in the interest rates.

Income tax expenses

Income tax expense increased by €18.5 million to an income tax expense of €16.0 million in 2002 compared to an income tax benefit of €2.5 million in 2001. This is mainly due to the increase of our profit before tax and before goodwill impairment.

Net income

Net loss improved by €33.6 million to a net loss of €34.3 million in 2002 compared to a net loss of €67.9 million in 2001, as a result of the above factors.

2001 compared to 2000

Net Sales

Net sales amounted to €1,299.0 million at December 31, 2001 compared to €1,282.8 million for the same period in 2000. Lower sales of non-alcoholic beverages mainly in Germany have been compensated by additional volumes in beer and spirits bottles and by price increases in all countries and for all products. Breakdown by country is as follows:

France

Beverage containers. Net sales of beverage containers increased by 0.8% to €511.2 million in 2001 compared with €507.2 million in 2000. This increase is mainly due to an increase in average prices in 2001, partially compensated by a volume decrease.

Food containers. Net sales of food containers decreased by 5.0% to €124.1 million in 2001 compared to €130.6 million in 2000. This decrease in sales is mainly due to a decrease of volume of preserving jars. The average selling price increased by 2.6%.

Control equipment. Net sales of control equipment increased 11.2% to €25.8 million in 2001, compared to €23.2 million in 2000.

The Netherlands

Glass packaging net sales in the Netherlands decreased by 1.5% to €200.3 million in 2001, compared to €203.4 million in 2000. Volume of sales for glass packaging decreased by 2.9% and average prices increased by 1.5%.

Sales of tableware increased by 2.5% to €51.9 million in 2001, compared to €50.6 million in 2000.

Spain

Net sales in Spain increased by 8.6% to €100.5 million in 2001, compared to €92.5 million in 2000. The net sales increase in Spain was due to a combined effect of volume increase, especially in wine and spirits and an increase in average selling prices.

Germany

Net sales in Germany decreased by 3.3% to €290.6 million in 2001 compared to €300.6 million in 2000. Volume decreased by 5.7%, mainly in non-alcoholic beverages. The average selling price increased by 2.4%.

Cost of goods sold

Cost of goods sold increased by €13.6 million to €1,075.3 million in 2001, compared to €1,061.7 million in 2000.

For comparison purpose, some costs, including logistics and pallet management, were reclassified in 2000 from “Selling, General and Administrative Expenses” to “Costs of Good sold” in an amount of €21.2 million in 2000.

Cost of goods sold represented 82.8% of net sales for both 2000 and 2001.

In 2001, BSN Glasspack implemented a new IT system enabling the Company to track specific mould utilization thereby improving the accuracy of the estimated remaining useful of individual moulds. In prior periods, the cost of moulds was expensed over an average estimated useful life of 2 to 3 years. Beginning in 2001, the valuation of moulds is now able to be determined on the specific mould statistic using part consumption and future potential utilization of each mould. As a consequence, the cost of goods sold for the year ended December 31, 2001 has decreased by €12.4 million, and moulds inventory as of December 31, 2001 has been increased by €12.4 million due to the change in mould estimate.

Taking into account the deterioration in recent year of the German market in which BSN Glasspack operates, management has reconsidered in 2001 the valuation of spare parts accounted for as inventory. Notably, this policy takes into account statistical information on spare parts consumption. As a consequence, the cost of goods sold for the year ended December 31, 2001 has been increased by €4.8 million, and spare parts inventory as of December 31, 2001 has been decreased by €4.8 million.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased by €5.0 million to €111.4 million in 2001 compared to 106.4 million in 2000. This increase is due to due to additional IT costs linked to implementation of a new IT and reporting system based on the SAP platform, which is fully implemented since early 2002.

For comparison purposes, some costs, including logistics and pallet management, were reclassified in 2000 from  “Selling, General and Administrative Expenses” to “Costs of Good sold” in an amount of €21.2 million in 2000.

Research and Development Expenses

Research and development expenses decreased by €1.0 million to €8.1 million in 2001 compared to €9.1 million in 2000.

Other income and expenses

Other income and expenses decreased by €16.7 million to expense of  €27.0 million in 2001 compared to expense of €43.7 million in 2000. Expenses in 2001 were mainly due to lower activity costs in France and Germany.

Restructuring expenses

Restructuring expenses increased by €64.1 million to €71.8 million in 2001 compared to €7.7 million in 2000, due to the restructuring plan in Germany with the forthcoming closing of Budenheim plant and the restructuring plan in France re-initiated in mid-December 2001.

Interest expenses

Interest expenses increased by €10.4 million to €75.7 million in 2001 compared to €65.3 million in 2000, due to higher level of average debt, with an impact of €4.4 million, and depreciation of debt setting fees, with an impact of €6.0 million.

Income tax expenses

Income tax expense decreased by €5.9 million to a income tax benefit of €2.5 million in 2001 compared to a income tax expense of €3.4 million in 2000, as a result of a different mix in profit before taxes between the entities, in different tax jurisdictions.

Net income

Net loss increased by €52.7 million to a net loss of €67.9 million in 2001 compared to a net loss of €15.2 million in 2000, as a result of the above factors.

Future Trends

In order to improve competitiveness and productivity and to reinforce our strategic position despite a tight economic context, BSN Glasspack Group implemented number of measures to reduce personnel costs in Germany.

In accordance with German social regulation, BSN Glasspack GmbH und Co. KG has negotiated with the employee representative bodies a restructuring scheme. Under this new scheme “OAPT”, a certain portion (5%) of the employees between 55 and 66 years of age are offered to leave the Company within three years. The accrual recorded for this new plan as of December 31, 2002 corresponds to the present value of the redundancy costs to be paid until year 2009 to the employees who will join the plan.”

Related Parties

BSN Glasspack Group sells products to Groupe Danone companies. In particular, net sales to Groupe Danone companies represented approximately 0.1%, 1% and 2% of BSN Glasspack Group’s net sales in 2002, 2001 and 2000, respectively. Those sales, which were primarily made with Groupe Danone’s beverage and dairy products companies, were made at market rates.

Transactions and balances with Groupe Danone and BSN Glasspack’s parent Glasspack Participations SA (56% interest in BSN Glasspack) were as follows:

	For the year Ended December 31,
	2000	2001	2002
STATEMENTS OF OPERATIONS:

Net sales - Groupe Danone	€19.6	€16.3	€11.0
Interest expense - Glasspack Participations SA	(0.7)	(0.7)	(0.9)

	As of December 31,
	2000	2001	2002
BALANCE SHEETS:

Trade accounts and notes receivable - Groupe Danone	€0.3	€4.6	€1.5
Long-term debt - Glasspack Participations SA	(15.2)	(15.2)	(15.2)

Impact of Inflation

The impact of inflation on BSN Glasspack Group’s costs and BSN Glasspack Group’s ability to pass on cost increases in the form of increased sales prices are dependent upon market conditions. BSN Glasspack Group does not rely on raw materials, which are subject to significant cyclical price fluctuations. For example, BSN Glasspack Group expects the price of electricity, a key source of energy for glass container companies, generally to decrease in the near term due to the deregulation in the electricity industry. Inflation has not had a material impact on BSN Glasspack Group’s results of operations during the past three years since the inflation rate in its principal markets during that period has been, on an overall basis, relatively low.

Liquidity and Capital Resources

Our liquidity requirements arise primarily from the need to fund capital expenditures for maintenance of our manufacturing facilities, to expand our business and to fund working capital requirements.

Cash flow from operating activities increased by €75.2 million to €139.2 million in 2002, compared to €64.0 million in 2001. The level of operating cash flow for 2002 is higher than level for 2001, especially due to a better control of our inventory level and to better receivable collections as of December 31, 2002.

Cash flow used in investing activities decreased by 53.1 million in 2002 compared to 2001, primarily due to the proceeds received from the sale of Royal Leerdam (+€42.3 million).

Cash flow from financing activities decreased by €110.3 million in 2002 compared to 2001, primarily due to increased repayments of debt.

We believe that our operating cash flow, together with available borrowings, will be sufficient for our operating needs, other than any future acquisitions, and debt service requirements as they become due for at least the next several years. On March 18, 2003, the covenant ratios for the senior bank borrowings have been renegotiated for each quarter ending during years 2003 and 2004. This renegotiation has no impact on interest rates.

Liquidity

Contractual obligations are as follows:

(In millions)	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Short and long term financial debt	€755.2	€72.7	€143.0	€230.2	€309.3
Operating leases	10.7	5.2	5.2	0.3	—
Total Contractual Cash Obligations	€765.9	€77.9	€148.2	€230.5	€309.3

In 2002, the leasing agreement related to Béziers plant was purchased. This operation has been financed by the Capex credit facility. The full available amount of Capex facility as of December 31, 2002, i.e. € 69.4 million, has been drawn in cash.

Commitments

Commitments expirations are as follows:

	Initial Amount Or Available Amount (In millions)	Outstanding Amount (In millions)
Nature		Total	Long term portion	Short term portion	Repayment Schedule	Maturity

Senior bank borrowings
Senior A	€312.6	€183.4	€126.6	€56.8	Semi-annually	Dec. 31, 2006
Senior B	129.6	126.6	126.6	—	Semi-annually	Dec. 31, 2006 With 2 final reimbursements in June and Dec. 31, 2007
Senior revolving credit facility	152.4	22.7	22.7	—	Variable upon drawings	Renewable Dec. 31, 2006
Capex facility	76.2	68.1	61.8	6.3	Variable upon drawings	Dec. 31, 2006

Total senior bank borrowings	670.8	400.8	337.7	63.1
Senior subordinated notes	180.0	183.7	176.6	7.1	At maturity date	Aug. 1, 2009
Loans from related parties	15.2	17.8	17.8		At maturity date	Dec. 31, 2009
Lease liabilities		1.2	0.9	0.3	Semi-annually	March 31, 2006
Securitization	180.0	147.7	146.9	0.8	Upon receivable collection	Nov 5, 2006
Other loans		4.0	2.6	1.4
Total		€755.2	€682.5	€72.7

BSN Glasspack has no other commercial commitments.

Critical Accounting Policies

We have identified the following accounting policies as critical:

Impairment of long-lived assets, including goodwill

We periodically evaluate acquired businesses (our German subsidiaries and Verdôme) for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses.

If the recoverable amount (the higher of an asset’s net selling price and value in use) of long-lived assets tested for impairment is less than the total carrying amount of these long-lived assets, the carrying amount of the assets should be reduced to the net realizable value. That difference is recognized as an impairment loss. In the year ended December 31, 2002, we determined that the long-lived assets related to our German operations were impaired and have recorded an impairment loss of €36.1 million related to goodwill.

The measurement of the impairment loss depends significantly on various assumptions taken in the determination of the value in use of the long-lived assets tested for impairment including expected market trend, computation of future cash flows generated by our German entities and discount rate.

Future events could cause us to revise our assumptions used in the determination of an impairment. Any resulting additional impairment loss could have a material adverse impact on our financial condition and results of operations.

Deferred tax assets recognition

Deferred income taxes are provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in consolidated balance sheet. Currently enacted tax rates applicable to future periods are used to calculate year-end deferred income taxes.

Deferred tax assets for companies which have carry forward unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

We consider that deferred tax assets related to BSN Glasspack España and our German subsidiaries are not realizable. As a consequence, we have not recognized deferred tax assets related to these companies in accordance with IAS 12.

Effect of new accounting pronouncements not yet adopted

Under IFRS:

IAS 41:

IAS 41 prescribes the accounting treatment, financial statement presentation and disclosures related to agricultural activity. It becomes operative for annual financial statements covering periods beginning on or after January 1st, 2003. Management determined that this new standard will not have any impact on the Company’s net profit or loss and financial position.

Under U.S.GAAP:

SFAS 143:

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143).  SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income.  SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

The company will adopt SFAS 143 on January 1, 2003 and does not anticipate that the adoption of SFAS 143 will have a material impact on its results of operations, financial position or cash flow.

SFAS 146

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”).  SFAS 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities.  Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur.  Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Company will adopt SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS 146 could result in the Company recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

FIN 45:

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. As of December 31, 2002, the company has not identified Guarantees that fall into the disclosure requirements of FIN 45. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN 45 is not expected to have a significant impact on the financial statements.

FIN 46:

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”).  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. Adoption of FIN 46 is not expected to have a significant impact on the financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2000	2001	2002

	(In millions, except for share information )

Net sales	€1,282.8	€1,299.0	€1,309.2
Raw materials and packaging	(240.5)	(246.0)	(243.0)
Energy	(128.7)	(142.8)	(136.1)
Personnel costs	(299.8)	(311.5)	(310.3)
Other cost of goods sold	(392.7)	(375.0)	(395.4)
Gross profit	221.1	223.7	224.4

Selling, general and administrative expenses	(106.4)	(111.4)	(98.3)
Research and development expenses	(9.1)	(8.1)	(9.1)
Restructuring expenses	(7.7)	(71.8)	(20.6)
Other income and expense	(43.7)	(27.0)	(46.9)
Operating income/(loss)	54.2	5.4	49.5

Financial expense, net	(65.3)	(75.7)	(67.6)
Loss before income taxes	(11.1)	(70.3)	(18.1)
Income tax (expense)/benefit	(3.4)	2.5	(16.0)
Loss before minority interest	(14.5)	(67.8)	(34.1)
Minority interest	(0.7)	(0.1)	(0.2)
Loss	€(15.2)	€(67.9)	€(34.3)

Weighted average number of ordinary shares in issue	4,728,750	4,728,750	4,728,750
Basic/diluted loss per share	€(3.21)	€(14.36)	€(7.25)

Quantitative and Qualitative Disclosures About Market Risk

BSN Glasspack manages market risk using its own centralized risk management program. A discussion of accounting policies for derivative financial instruments is included in Note 3 to the Consolidated Financial Statements of BSN Glasspack included elsewhere in this annual report. Historically, BSN Glasspack was exposed to risk related to exchange rate fluctuations between the French franc and currencies of other countries in Europe. With the introduction of the euro as of January 1, 1999, the exposure to exchange rate fluctuations is now eliminated in relation to Eurozone countries, leaving the U.S. dollar as the only source of currency risk.

Interest Rate Risk Management

The following table provides information about BSN Glasspack’s variable rate debt that is sensitive to changes in interest rates as of December 31, 2002. The totality of the amounts of the debt has been settled in euros. The table presents principal amounts and the related weighted average interest rate by expected maturity date. Variable rates are based on implied forward rates as of December 31, 2002.

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value December 31, 2002

Variable rate debt	63.9	62.8	79.0	215.8	127.1	–	548.6	548.6
Weighted average interest rate (variable)	2.60%	2.66%	2.85%	3.12%	3.32%	–

On August 5, 1999, BSN Glasspack entered into a interest rate hedging arrangement with a nominal value of €595 million to cover its financing under its Senior A Term Loan Facility, Senior B Term Loan Facility and its Receivables Borrowing Base Facility (replaced by securitization in 2000). This nominal amount of this hedging operation will be adjusted upon any repayment of these Senior A and B Facilities. As of December 31, 2002, the fair value of this interest rate-hedging instrument is €8.6 million. As of December 31, 2002, this hedging arrangement covers all variable rate debt of BSN Glasspack, except a portion of the securitization and Béziers finance lease.

The Company uses interest rate swaps, caps and collars in order to fix or limit the variable interest rate paid on a large part of existing variable rate debt instruments.

As of December 31, 2002, the characteristics of the interest rate derivatives are as follows:

	Average interest rate	Notional amount by Maturity (in millions of euros)				Fair Value December 31, 2002
		Semester 2 2002	Semester 1 2003	Semester 2 2003	Semester 1 2004

Collar	3.945% - 4.60%	510.0	455.0	425.0	395.0	(7.7)

Total		510.0	455.0	425.0	395.0	(7.7)

These instruments are qualifying cash flow hedges under IAS 39.

Foreign exchange risk

The foreign currency risk management policy of BSN Glasspack is to hedge the risk arising from budgeted U.S. dollar fuel and gas purchases for the next 12 months. As of December 31, 2002, the Company holds the following foreign exchange options:

	Average exchange rate			Fair value December 31, 2002
		Notional amount (in million of $) by Maturity
		S1 2003	S2 2003

$ against € sale	0.9859	24.2	24.0	0.6

These instruments hedge approximately 99% of budgeted U.S. Dollar fuel and gas purchases for the year ended December 31, 2003 and qualify as cash flow hedges under IAS 39 criteria.

Energy risk

BSN Glasspack’s risk management policy regarding energy (oil and gas) is to hedge the risk arising from forecasted purchases over the next 12 months with forward purchase contracts. As of December 31, 2002, the Company holds the following energy forward contracts:

	Average price					Fair value December 31, 2002
		Notional amount (quantity) by Maturity
		S1 2003	S2 2003	S1 2004	S2 2004

Fuel swaps	125.5	73.2	54.0	28.3	28.3	2.9

Gas swaps	109.6	7.3	6.0			0.5

Fuel swaps cover approximately 50% of budgeted fuel purchases for the year ended December 31, 2003.

Gas purchases are budgeted for approximately 75% at fixed price and at 25% at variable price. Gas swaps cover approximately 25% of the budgeted gas purchases at variable price, for the year ended December 31, 2003. These instruments qualify as cash flow hedges under IAS 39 criteria.

These instruments qualify as cash flow hedges under the IAS 39 criteria.

BSN FINANCING CO

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002, 2001 AND 2000

BSN GLASSPACK, SAS AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002, 2001 AND 2000

RECONCILIATION BETWEEN GENERALLY
ACCEPTED INTERNATIONAL FINANCIAL
REPORTING STANDARDS AND ACCOUNTING
PRINCIPLES GENERALLY ACCEPTED IN THE
UNITED STATES OF AMERICA

INDEX TO FINANCIAL STATEMENTS

BSN Financing Co. S.A.

Financial Statements as of December 31, 2002, 2001 and 2000:

BSN Glasspack, SAS, and Subsidiaries

Consolidated Financial Statements as of December 31, 2002, 2001 and 2000:

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of BSN Financing Co. S.A.:

We have audited the accompanying balance sheets of BSN Financing Co. S.A. as of December 31, 2000, 2001 and 2002 and the related statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the management of BSN Financing Co. S.A. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BSN Financing Co. S.A. as of December 31, 2000, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with International Financing Reporting Standards (“IFRS”) formulated by the International Accounting Standards Board.

The accounting principles used in the preparation of the financial statements, IFRS, vary in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of these differences is set forth in Note 12 to the financial statements.

ERNST &YOUNG
Société Anonyme
Jeannot Weyer
April 25, 2003

BSN FINANCING CO. S.A.

BALANCE SHEETS

As of December 31,

	Note	2000	2001	2002
(In millions, except for share information)

ASSETS
Cash and cash equivalents	3	€0.032	€0.032	€0.032
Other receivables	4	7.676	7.714	7.687
Total current assets		7.708	7.746	7.719
Long-term receivables	5	173.705	176.028	176.595
Total assets		181.413	183.774	184.314

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and short term portion of debt	6	7.583	7.241	7.132
Provision for income tax		0.077	0.119	0.263
Total current liabilities		7.660	7.360	7.395
Long-term portion of debt	7	173.705	176.028	176.595
Total liabilities		181.365	183.388	183.990
Class A common stock €10 par value, 3,100 shares authorized, issued and outstanding	9	0.031	0.031	0.031
Retained earnings		0.017	0.355	0.293
Total stockholders’ equity		0.048	0.386	0.324
Total liabilities and stockholders’ equity		€181.413	€183.774	€184.314

The accompanying notes are an integral part of these financial statements.

BSN FINANCING CO. S.A.

STATEMENTS OF OPERATIONS

	Note	For the year ended December 31, 2000	For the year ended December 31, 2001	For the year ended December 31, 2002
		(In millions)

Revenues:
Interest income		€20.251	€20.629	€19.045
Total revenues		20.251	20.629	19.045
Cost of revenues:
Interest expense		(20.138)	(20.128)	(18.916)
Total cost of revenues		(20.138)	(20.128)	(18.916)
Gross profit		0.113	0.501	0.129
Operating expenses:
General and administrative fees		(0.033)	(0.121)	(0.047)
Income from operations		0.080	0.380	0.082
Income taxes	11	(0.042)	(0.042)	(0.144)
Net income/(loss)		€0.038	€0.338	€(0.062)

The accompanying notes are an integral part of these financial statements.

BSN FINANCING CO. S.A.

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2000	For the year ended December 31, 2001	For the year ended December 31, 2002
(In millions, except for share information)

Cash Flows from Operating Activities:
Net income/(loss)	€0.038	€0.338	€(0.062)
Changes in operating assets and liabilities:
Increase in interest receivable	(0.652)	(0.048)	(0.025)
(Increase)/decrease in other receivables	(0.098)	0.010	0.052
Increase/(decrease) in other payables	(0.063)	0.005	0.003
Increase/(decrease) in interest payable	0.734	(0.347)	(0.112)
Increase in taxes payable	0.042	0.042	0.144
Cash flows provided by operating activities(a)	0.001	—	—

Cash Flows from Investing Activities:
Increase in long-term receivables	(0.821)	(2.323)	(0.567)
Cash flows used in investing activities	(0.821)	(2.323)	(0.567)
Cash Flows from Financing Activities:
Repayment of long-term debt	(172.884)	—	—
Proceeds from long-term debt	173.705	2.323	0.567
Cash flows provided by financing activities	0.821	2.323	0.567
Increase in cash and cash equivalents	0.001	—	—
Cash and cash equivalents at beginning of period	0.031	0.032	0.032
Cash and cash equivalents at end of period	€0.032	€0.032	€0.032

(a) Cash flows provided by operating activities include:
Income tax paid	€—	€—	€—
Interest paid	€18.617	€20.075	€18.450
Interest received	€18.812	€20.342	€18.452

The accompanying notes are an integral part of these financial statements

BSN FINANCING CO. S.A.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock
	Shares	Par Value	Amount	Retained Earnings	Total Stockholders’ Equity

	(In millions, except for share information)
Balance at December 31, 1999	3,100	10	0.031	(0.021)	0.010
Net income	—	—	—	0.038	0.038

Balance at December 31, 2000	3,100	€10	€0.031	€0.017	€0.048

Net income	—	—	—	0.338	0.338
Balance at December 31, 2001	3,100	€10	€0.031	€0.355	€0.386

Net income	—	—	—	(0.062)	(0.062)
Balance at December 31, 2002	3,100	€10	€0.031	€0.293	€0.324

The company did not declared any dividends.

The accompanying notes are an integral part of these financial statements.

BSN FINANCING CO. S.A.

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in millions of euros (€), except share information and as otherwise stated)

The financial statements have been authorized for issuance by the Board members on April 25, 2003.

NOTE 1 - ORGANIZATION

BSN Financing Co. S.A. (the “Company” or “BSN Financing”) was incorporated on July 20, 1999 (date of inception) as a “société anonyme”, a form of limited liability company under the laws of the Luxembourg and is an indirect wholly owned subsidiary of BSN Glasspack S.A.S.. The Company’s legal address is 41, Avenue de la gare - 1611 Luxembourg. As of December 31, 2002, the Company does not have any employees.

The Company’s activity is group financing, and in connection therewith, the Company may provide any financial assistance to companies forming part of the BSN Glasspack SAS and subsidiaries (“BSN Glasspack Group”). In general, the Company may carry out any transaction which it considers necessary or useful to fulfill or develop its business purpose, including, without limitation, the carrying out of any commercial transactions permitted to Luxembourg companies under the law of August 10, 1915, as amended.

Since October 2000, after a legal reorganization within the BSN Glasspack Group, the financing has been provided to a single BSN Glasspack group entity, BSN Glasspack Treasury.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

(a)  Basis of presentation and principles

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standard Board (IASB) and include the accounts of the Company. The Company maintains its books and records in Euro (€).

(b)  Financial instruments

i. The company does not hold any derivative instruments.

ii.  Fair value of financial instruments

The carrying values of cash and cash equivalents, other receivables and accounts payable and provision for income tax approximate their fair values due to the relatively short periods to maturity of the instruments.

(c)  Cash and cash equivalents

All highly liquid investments with insignificant interest rate risk and purchased with an original maturity of three months or less are considered as cash equivalents.

Cash equivalents, all classified as trading, include marketable securities, which are principally short-term monetary instruments.

(d)  Long-term receivables

Long-term receivables correspond to the loan originated by the Company, which is granted to BSN Glasspack Group companies.

Originated loans are initially measured at cost, which is the fair value of the consideration given to acquire the financial asset. Subsequent to initial recognition, originated loans are carried at amortized cost subject to a test for impairment (IAS 39)

(e)  Other receivables

Other receivables correspond to accrued interest income on the loan granted by the  Company. The carrying value of other receivables approximates fair value.

(f)  Revenue recognition

Interest is recognized on a time pro rata basis that takes into account the effective yield on the loan amount.

(g)  Borrowing costs

Borrowing costs are expensed to operations as interest expense. Financing fees, associated with obtaining long-term borrowing, are recognized as borrowing costs using the effective interest rate method.

(h)  Income taxes

Under the asset and liability method of Statement of International Accounting Standards No. 12, “Accounting for Income Taxes” (“IAS 12”), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under IAS 12, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in the statement of operations in the period.

A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. However, no provision is recorded for deferred tax assets unless there is a reasonable evidence that such taxation will be payable in the near future.

Under a Luxembourg tax ruling, income tax is not directly based on the net income before tax. In such situation, deferred taxation does not occur and therefore no deferred tax has to be computed nor recorded in the financial statements.

(i)  Accounting standard issued but not yet effective

IAS 41 prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Management has determined that this new standard does not have impact on the Company’s financial statements.

(j) Use of estimates

The preparation of financial statements in conformity with IFRS formulated by the IASB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,
	2000	2001	2002

Cash accounts	€0.032	€0.032	€0.032

Total	€0.032	€0.032	€0.032

There were no unrealized gains or losses as of December 31, 2000, or December 31, 2001, or December 31, 2002.

NOTE 4 - OTHER RECEIVABLES

Other receivables primarily consist of accrued interest income on the long-term receivables and are as follows:

	December 31,
	2000	2001	2002
Accrued interest receivable:
BSN Glasspack Treasury	€7.578	€7.626	€7.651
Other	0.098	0.088	0.036

Total	€7.676	€7.714	€7.687

NOTE 5 - LONG – TERM RECEIVABLES

As of December 31, 2002 the long–term receivables are summarized as follows:

Company	Amount in original currency	Interest rate	Repayment schedule
	(In millions)	(At year end)

BSN Glasspack Treasury	176.595	10.375%	At maturity date in July 2009

Total	176.595

The interest rate charged by the Company to BSN Glasspack Treasury corresponds to the actual interest of the senior subordinated notes plus 0.125 points. Interest payments are required every six months as of January 31 and July 31. Since the Company did not file the consolidated financial statements with the SEC before January 1, 2000 (for listing of the bonds on New York Stock Exchange), the bond’s interest rate was increased by stages (0.25% increase by period of 90 days with a ceiling rate increase) from 10.25% to 11.25% between February 1, 2000 and July 31, 2001, in compliance with the agreement signed with the bond holders. Such filing occurred in August 2001. Since August 2001, the interest rate has been 10.25%.

As of December 31, 2001 the long–term receivables are summarized as follows:

Company

Amount in original currency

Interest rate

Repayment schedule

	(In millions)	(At year end)

BSN Glasspack Treasury	176.028	10.375%	At maturity date in July 2009

Total	176.028

As of December 31, 2000 the long–term receivables are summarized as follows:

Company

Amount in Original Currency

Interest Rate

Repayment schedule

	(In millions)	(At year end)

BSN Glasspack Treasury	173.705	11.375%	At maturity in July 2009

Total	173.705

NOTE 6 - ACCOUNTS PAYABLE

Accounts payable consist of the following:

	December 31,
	2000	2001	2002

Other payables (fees)	€0.005	€0.010	€0.013
Accrued interest on the senior subordinated debt (Note 7)	7.578	7.231	7.119

Total	€7.583	€7.241	€7.132

Liquidity risk management:

Accounts payable consist mainly of the accrued interest due on the senior subordinated debt. The accrued interest payments are funded simultaneously from the receipt of the interest earned on the BSN Treasury Loan.

NOTE 7 - LONG-TERM DEBT

The long-term debt corresponds to the senior subordinated note issued by the Company. As of December 31, 2002, the nominal rate is 10.25% and interest is payable every semester as of January 31 and as of July 31. The loan term is ten years term with no principal repayments until maturity date on July 31, 2009.

In 2000 and 2001, the interest rate was increased during certain periods because of the delay in the bonds filing with the SEC. See Note 5.

The initial amount of the debt was €180 million and is shown net of financing fees and borrowing costs.

Long-term debt is as follows:

	December 31,
	2000	2001	2002

Initial amount	€180.000	€180.000	€180.000
Long term portion	173.705	176.028	176.595

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair market value of long-term debt (including short-term portion except accrued interests) and receivables are as follows:

	December 31,
	2000	2001	2002
Long-Term Receivables (a)
Carrying Value	€172.879	€175.460	€176.027
Fair Market	158.400	160.200	153.000

Long-Term Debt (b)
Carrying Value	€172.879	€175.460	€176.027
Fair Market Value	158.400	160.200	153.000

(a)           the fair market value was determined by using the fair market value of the long–term debt (same characteristics).

(b)           the fair market value was determined by the market value of the subordinated notes listed on the Luxembourg  Stock exchange.

NOTE 9 - SHAREHOLDERS’ EQUITY

On July 20, 1999, the Company issued capital of 3,100 shares with a par value of €10 each for cash of € 0.031 million.

NOTE 10 - SIGNIFICANT CONCENTRATION OF CREDIT RISK

The following related party companies have accounted individually for 10% or more of the total revenue:

	For the year ended December 31, 2000	For the year ended December 31, 2001	For the year ended December 31, 2002

BSN Glasspack Treasury	25%	100%	100%

The Company also had significant receivables, which accounted for the following percentages of other receivables:

	As of December 31,
	2000	2001	2002

BSN Glasspack Treasury	99%	99%	100%
All others	1%	1%	—

NOTE 11 - INCOME TAX

The Company is subject to all corporate taxes applicable to commercial companies incorporated in Luxembourg.

Under a Luxembourg tax ruling, income tax is not directly based on the net income before tax. In such situation, deferred taxation does not occur and therefore no deferred tax has to be computed nor recorded in the financial statements.

NOTE 12 - SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

There are no differences for the Company between IFRS and U.S. GAAP that impact net income for the year ended December 31, 2000, for year ended December 31, 2001 and for year ended December 31, 2002 or that impact net equity as of December 31, 2000, 2001 or 2002.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of BSN Glasspack SAS:

We have audited the accompanying consolidated balance sheets as of December 31, 2000, 2001 and 2002 of BSN Glasspack SAS and its subsidiaries (the “Company”) and the related consolidated statements of operations, cash flows and consolidated statements of net equity for each of the three years in the period ended December 31, 2002, all expressed in euros. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in France and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with International Financing Reporting Standards (“IFRS”) formulated by the International Accounting Standards Board.

The accounting principles used in the preparation of the consolidated financial statements, IFRS, vary in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of these differences and a complete reconciliation of net income and net equity to U.S. GAAP are set forth in Note 33 to the financial statements.

Neuilly-sur-Seine, France

April 25, 2003

Barbier Frinault et Autres

Ernst & Young

Thierry Aymonier

BSN GLASSPACK, SAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Year Ended December 31,
		2000	2001	2002
		(In millions, except for share information)

Net sales		€1,282.8	€1,299.0	€1,309.2
Raw materials and packaging		(240.5)	(246.0)	(243.0)
Energy		(128.7)	(142.8)	(136.1)
Personnel costs		(299.8)	(311.5)	(310.3)
Other cost of goods sold		(392.7)	(375.0)	(395.4)

Gross profit		221.1	223.7	224.4

Selling, general and administrative expenses	25	(106.4)	(111.4)	(98.3)
Research and development expenses		(9.1)	(8.1)	(9.1)
Restructuring expenses	26	(7.7)	(71.8)	(20.6)
Other income and expense	27	(43.7)	(27.0)	(46.9)

Operating Income		54.2	5.4	49.5

Financial expense, net	28	(65.3)	(75.7)	(67.6)

Loss before income taxes		(11.1)	(70.3)	(18.1)
Income tax (expense)/benefit	29	(3.4)	2.5	(16.0)

Loss before minority interest		(14.5)	(67.8)	(34.1)
Minority interest		(0.7)	(0.1)	(0.2)

Net loss		€(15.2)	€(67.9)	€(34.3)

Weighted average number of ordinary shares		4,728,750	4,728,750	4,728,750
Basic/diluted loss per share		€(3.21)	€(14.36)	€(7.25)

The accompanying notes are an integral part of these financial statements

BSN GLASSPACK, SAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2000	2001	2002

	(In millions)

ASSETS
Cash and cash equivalents		€25.5	€16.5	€25.5
Short-term loans		1.3	1.0	0.3
Trade accounts and notes receivable, net	8	246.7	275.9	224.0
Inventories, net	9	295.6	307.2	303.0
Other current assets	10	58.6	56.3	49.0
Total current assets		627.7	656.9	601.8
Property, plant and equipment, net	11	604.6	552.6	523.1
Intangible assets, net	12	56.3	59.0	23.7
Long-term receivables		0.2	0.4	0.5
Available for sale non current investments	13	5.6	5.5	3.2
Other assets	14	3.4	3.4	2.5
Total assets		€1,297.8	€1,277.8	€1,154.8

LIABILITIES AND NET EQUITY
Trade accounts and notes payable	15	€197.5	€216.4	€221.0
Other payables and accrued liabilities	16	168.1	191.6	178.8
Short-term debt	19	35.2	70.2	72.7
Total current liabilities		400.8	478.2	472.5
Provisions for retirement indemnities and pension obligations	17	119.2	115.1	113.8
Provisions for risks and charges	18	4.5	5.0	2.6
Deferred tax liabilities	29	24.0	16.4	25.6
Long-term debt	20	783.2	774.5	682.5
Other long-term liabilities		3.0	2.6	2.6
Total liabilities		1,334.7	1,391.8	1,299.6
Minority interest		0.6	0.3	0.2
Share capital	21	72.1	75.7	75.7
Additional paid-in capital	21	72.6	69.0	69.0
Retained earnings		(181.3)	(258.1)	(288.8)
Cumulative translation adjustment		(0.9)	(0.9)	(0.9)
Net equity	21	(37.5)	(114.3)	(145.0)
Total liabilities and net equity		€1,297.8	€1,277.8	€1,154.8

The accompanying notes are an integral part of these financial statements

BSN GLASSPACK, SAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2000	2001	2002

Net loss	€(15.2)	€(67.9)	€(34.3)
Minority interest	0.7	0.1	0.2
Depreciation and amortization	86.9	94.1	122.4
Deferred income taxes	—	(10.9)	8.3
(Gain)/loss on sale of assets	(3.9)	2.0	(3.1)
(Gain) on Royal Leerdam disposal	—	—	(7.7)
Other (e)	(3.1)	66.4	(7.6)
Net change in current working capital	10.3	(19.8)	61.0
Cash flows provided by operating activities (a)	75.7	64.0	139.2
Acquisition of fixed assets (c)	(101.7)	(91.7)	(86.0)
Proceeds from sale of investments	3.1	1.8	—
Proceeds from sale of fixed assets	1.8	2.5	4.8
Proceeds from sale of Royal Leerdam	—	—	42.3
Other investing activities (b)	0.9	(0.6)	4.0
Cash flows used in investing activities	(95.9)	(88.0)	(34.9)
Issuance of debt (c)(d)	60.5	79.1	54.4
Repayment on debt (d)	(38.6)	(63.7)	(149.5)
Dividends paid	(0.1)	(0.4)	(0.2)
Cash flows provided by/(used in) financing activities	21.8	15.0	(95.3)
Increase/(decrease) in cash and cash equivalents	1.6	(9.0)	9.0
Cash and cash equivalents at beginning of period	23.9	25.5	16.5
Cash and cash equivalents at end of period	€25.5	€16.5	€25.5

The accompanying notes are an integral part of these financial statements.

BSN GLASSPACK, SAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Details

	For the Year Ended December 31,
	(In millions)
	2000	2001	2002

(a) Cash flows provided by operating activities include:
Income tax paid	€(2.7)	€(5.7)	€(5.5)
Interest paid	€(58.7)	€(64.9)	€(56.7)
Interest received	€0.5	€3.1	€0.1
(b) Other investing activities include:
Dividends received	€0.9	€0.1	€0.4

(c)                      The construction of the Béziers plant has been financed by a finance lease and therefore not reflected in acquisition of fixed assets or issuance of debt, as this was a non–cash transaction. The amount related to construction of Béziers plant was € 4.5 million in 2001 and € 47.5 million in 2000. In 2002, the leasing agreement related to the Béziers plant was purchased. This operation has been financed by the Capex credit facility.

(d)                     The change in short-term debt includes changes in financial creditors current accounts recorded as short-term debt, and change in financial debtors current accounts recorded as “other current assets” in the consolidated balance sheet. The change in current financial account is taken into account as a change in net debt.

(e)                      Other cash flows provided by operating activities

	For the Year Ended December 31,
	(In millions)
	2000	2001	2002

Debt issuance costs amortization	€—	€7.3	€6.6
Change in restructuring reserve (see Note 26)	€—	€28.0	€(15.2)
Write-off of tangibles assets in Germany and France	€—	€29.1	€—
Other	€(3.1)	€2.0	€1.0
Total	€(3.1)	€66.4	€(7.6)

The accompanying notes are an integral part of these financial statements.

BSN GLASSPACK, SAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF NET EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustment	Net Equity
	Shares	Amount
	(In millions except for share information)

Net equity as of December 31, 1999	4,728,750	€72.1	€72.6	€(166.1)	€(0.9)	€(22.3)
Net loss				(15.2)		(15.2)

Net equity as of December 31, 2000	4,728,750	€72.1	€72.6	€(181.3)	€(0.9)	€(37.5)

Euro conversion of ordinary shares		3.6	(3.6)			—
Effect of adoption of IAS 39 as of January 1, 2001				1.0		1.0
Net loss				(67.9)		(67.9)
Cash flow hedges (effect of the application of IAS 39)				(9.9)		(9.9)

Net equity as of December 31, 2001	4,728,750	€75.7	€69.0	€(258.1)	€(0.9)	€(114.3)

Net loss				(34.3)		(34.3)
Cash flow hedges (effect of the application of IAS 39)				3.6		3.6

Net equity as of December 31, 2002	4,728,750	€75.7	€69.0	€(288.8)	€(0.9)	€(145.0)

The accompanying notes are an integral part of these financial statements.

BSN GLASSPACK, SAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions of euros (€) unless otherwise specified)

The financial statements have been authorized for issuance by the Company CEO and CFO on April 25, 2003.

NOTE 1 - GENERAL NOTE AND DESCRIPTION OF BUSINESS

BSN Glasspack SAS and subsidiaries (“BSN Glasspack”, the “Company”, “BSN Glasspack Group”, “the Group”) is a producer of glass containers for the beverage and food industries and operates 40 glass furnaces (42 in 2001 and 43 in 2000) in 20 (21 in 2001 and 2000) manufacturing facilities in France, Germany, The Netherlands and Spain. The Company employs approximately 7,400 people (8,000 in 2001 and 8,100 in 2000). The parent company, BSN Glasspack, SAS, a French “société par actions simplifiée” (SAS), employs approximately 2,700 people (2,900 in 2001 and 2,575 in 2000). The address of the registered office is: 64 Boulevard du 11 Novembre 1918, 69100 Villeurbanne, France.

Since August 5, 1999, the ultimate parent company of the group is Glasspack Investors S.A., located in Luxembourg.

NOTE 2 - LIST OF CONSOLIDATED COMPANIES

The consolidated companies as of December 31, 2002 are as follows:

Company	Country	% of interest	Activity
Ex Groupe Danone subsidiaries
BSN Glasspack SAS (a)	France	100.00	Glass container
VMC	France	99.76	Glass container
MSC	France	100.00	Control equipment
BSN Glasspack España	Spain	100.00	Glass container
BSN Glasspack N.V.	The Netherlands	100.00	Glass container
B.V.Koninklijke Nederlandsche Glasfabriek Leerdam (b)	The Netherlands	100.00	Tableware
Séfipal	France	100.00	Holding
BSN Distribution Centre Ouest	France	100.00	Distribution
BSN Distribution Sud Est	France	100.00	Distribution
BSN Distribution Sud Ouest	France	50.00	Distribution
Champagne Emballage	France	50.00	Distribution

Subsidiaries acquired in 1999 from Gerresheimer
BSN Glasspack GmbH und Co. KG (c)	Germany	100.00	Glass container

Companies set up in 1999
BSN Financing Company, S.A.	Luxembourg	100.00	Financing
VG Holding B.V.	The Netherlands	100.00	Holding
BSN Beteiligungs & Verwaltungs GmbH	Germany	100.00	Holding

Companies set up in 2000 (d)
BSN Glasspack Services	France	100.00	Financing
BSN Glasspack Treasury	Luxembourg	100.00	Financing
BSN Glasspack Finance	France	100.00	Financing
Fonds commun de créance	France	100.00	Financing

Companies set up in 2001 (e)
BSN Glasspack RE S.A	Luxembourg	100.00	Reinsurance

The consolidated financial statements are derived from the stand–alone financial statements of the above entities, which are each separate legal entities.

(a)                                  In 2001, Verdôme S.A. merged with BSN Glasspack SAS.

(b)                                 As of December 31, 2002, B.V.Koninklijke Nederlandsche Glasfabriek Leerdam (Royal Leerdam) was sold to Libbey for € 42.3 million in cash (€18.5 million for the purchase of the shares and € 23.8 million for the reimbursement of the current account between Royal Leerdam and the Group).  Cash flow and results of operations of B.V.Koninklijke Nederlandsche Glasfabriek Leerdam are consolidated for the year ended December 31, 2002.

Financial statements of B.V.Koninklijke Nederlandsche Glasfabriek Leerdam, as of December 31, 2002 are as follows:

As of December 31, 2002
(In millions)
ASSETS
Trade accounts and notes receivable, net	€5.8
Inventories, net	12.0
Other current assets	1.2
Total current assets	19.0
Property, plant and equipment, net	26.7

Total assets	€45.7

LIABILITIES AND NET EQUITY
Trade accounts and notes payable	€3.8
Other payables and accrued liabilities	3.3
Total current liabilities	7.1
Provisions for retirement indemnities and pension obligations	2.5
Deferred tax liabilities	1.3
Current account	23.8
Long-term debt	0.2
Total liabilities	34.9
Net equity	10.8
Total liabilities and net equity	€45.7

	Year ended December 31, 2001	Year ended December 31, 2002
	(In millions)
Net sales	€51.9	€50.5
Cost of goods sold	(41.9)	(43.9)

Gross profit	10.0	6.6
Selling, general and administrative expenses	(3.9)	(3.9)
Restructuring expenses	(0.2)	(0.1)
Other income and expense	(0.1)	(0.2)

Operating income	5.8	2.4
Financial expense, net	(1.7)	(1.5)

Income before income taxes	4.1	0.9
Income tax (expense)/benefit	(1.4)	(0.4)

Net income	€2.7	€0.5

The net gain on Royal Leerdam disposal amounts to:

(In Millions)

Share purchase	€18.5
Reimbursement of current account	€23.8
Cash received	€42.3

Selling Price	€18.5
Net equity of Royal Leerdam	€10.8
Net Gain on disposal	€7.7

(c)                                  BSN Containerglas GmbH und Co. KG, created in 1999, merged with Glashütte Achern GmbH, Glashütte Budenheim GmbH and Glashütte Gerresheim GmbH in 1999, and Glashütteenwerke Holzminden GmbH & Co. KG, Gebrüder Stoevesandt AG and Bernsdorfer Glas GmbH & Co. KG in 2000, all of which were acquired from Gerresheimer in 1999, except a 10% minority interest in Glashütteenwerke Holzminden GmbH & Co. KG acquired in 2000 prior to the merger of these entities.
As of April 2000, BSN Containerglass GmbH and Co. KG became BSN Glasspack GmbH and Co. KG.

(d)           The Company restructured its financial debt to minimize the debt cost through the creation of cash pooling entities. The companies set up in 2000 are:

BSN Glasspack Treasury—Luxembourg, providing long–term financing for the group subsidiaries.

BSN Glasspack Finance—France, pooling group cash for the daily cash management of the group.

BSN Glasspack Services—France, centralizes the invoicing and the cash recovery for the group and realized a securitization of receivables through a “Fonds commun de créances” (see Note 20).

(e)           In 2001, the Company created a captive entity for reinsurance activity.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (“IASB”).

Change in accounting principles

Some minor reclassifications have been made with respect to prior year figures (mainly: reclassification of the cash advance to the pension funds as a reduction of the provision for employees benefits obligation)

Financial Instruments: recognition and measurement.

Following the introduction of IAS 39, Financial Instruments: Recognition and Measurement, available for sale investments are carried at their fair values and all derivative financial instruments have been recognized as assets or liabilities. The opening balance of equity (retained earnings and hedging reserve) as of January 1, 2001 has been adjusted by € 1.0 million. Prior year comparative figures have not been restated. Changes in fair values in 2002 and 2001 have resulted, respectively, in a net profit of € 3.6 million and in a net loss of € 9.9 million, recorded as a change in a separate component of equity (see consolidated statement of net equity).

Use of estimates

The preparation of financial statements in conformity with IFRS formulated by the IASB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation and presentation of accounts in euros

a. Transactions denominated in foreign currencies

Accounts receivable and payable denominated in foreign currencies are recorded at the year-end exchange rate. Foreign exchange gains and losses resulting from the remeasurement of accounts receivable and payable stated in foreign currencies and from the settlement of such balances during the year are recognized in the statement of operations.

b. Translation of financial accounts expressed in foreign currencies and presentation of accounts in euros

All the group entities are located in the euro area.

Until the introduction of the Euro in 2001, the financial accounts of all the BSN Glasspack entities in France were maintained in French francs as the designated functional currency. The financial accounts of all the entities located outside of France were maintained in the local foreign currency as the designated functional currency. All the financial statements were converted to euros using the official fixed exchange rate established by the Central European Bank as of January 1, 1999. Since this implementation, the financial statements of all the group entities have been maintained in euro as the designated functional currency.

Fiscal year

The fiscal year end is December 31.

Principles of consolidation

Subsidiaries in which BSN Glasspack has, directly or indirectly, an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations have been consolidated. BSN Glasspack’s investments in less than 20% owned companies, and for which the Company does not exercise significant influence, are accounted for as available for sale investments (at their fair market values). BSN Glasspack has no investment in entities in which it exercises a significant influence.

The subsidiaries Champagne Emballage and BSN Distribution Sud Ouest, in which BSN Glasspack has a 50% interest, have been fully consolidated, as they are distribution entities over which BSN Glasspack has power to exercise full control.

All significant year-end balances and transactions between consolidated companies have been eliminated.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with maturity of three months or less at issuance date. Cash equivalents are carried at cost, which approximates fair value.

Trade accounts and notes receivables, net

Receivables are stated at the fair value of the consideration to be received and are carried at amortized cost, after provision for impairment. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Raw materials and packaging are valued using the weighted average cost method. Work in progress and finished goods are stated at their manufacturing costs, which include the direct costs of manufacturing products as well as certain depreciation and overhead costs related to manufacturing. The cost of moulds purchased is accounted for in inventory and expensed over the period of mould consumption.

Appropriate provisions are recorded when inventory cost exceeds its net realizable value.

Spare Parts

Spare parts and servicing equipment are carried in inventory and recognized as an expense as consumed.  However, spare parts and servicing equipment are included in property plant and equipment when they can only be used in connection with an item of property, plant and equipment or their use is in more than one period. These spare parts are depreciated over a time period not exceeding the useful life of the related asset.

Property, plant and equipment, net

Property, plant and equipment are stated at their historical costs of purchase or construction, and are depreciated on a straight-line basis over their estimated useful lives, as follows:

Description	Useful life (years)
Land improvements	10
Buildings	20–33
Machinery and equipment	3–15
Other fixed assets	3–10

Certain furnaces need to be partially or completely overhauled approximately every 6 to 14 years. Accordingly, the Company has identified separate components of the furnaces, which are depreciated to reflect the different corresponding useful lives, and capitalizes the costs of overhaul when incurred. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance are normally charged to income in the period in which the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized on significant projects, during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset (see below borrowing costs).

Start-up costs

Any start-up and similar pre-production costs are expensed as incurred unless they are included in the cost of an item of property plant and equipment under IAS 16.

Accounting for leases

Leases of property, plant and equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments, which equals the fair value of assets. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial debts. The interest element of the finance charge is charged to the statement of operations over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of operations on a straight-line basis over the period of the lease.

Investments

Investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Company, are classified as available-for-sale. Available-for-sale instruments are classified as long-term investments if management intends to realize them within more than 12 months. Investments are initially measured at cost. Available-for-sale and trading investments are subsequently carried at fair value.

Gains or losses on measurement to fair value of available-for-sale investments are recognized directly in the fair value reserve in shareholders’ equity, until the investment is sold or otherwise disposed of, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

Intangible assets, net

Goodwill related to the acquisition of Verdôme that occurred prior to January 1, 1995, totaling € 104,4 million, was charged in full to net equity.

Goodwill on acquisitions occurring on or after January 1, 1995 is reported in the balance sheet as an intangible asset and is amortized over its estimated useful life, not exceeding 20 years. The carrying amount of goodwill is reviewed annually and written down for permanent impairment when necessary. (See note 12).

Other intangible assets, consisting primarily of purchased computer software, are recorded at cost and amortized on a straight-line basis over their estimated useful lives of typically 3 to 4 years, except for SAP capitalized costs which are being amortized over 7 years.

Impairment of long-lived assets

The Company periodically assesses whether there is any indication that an asset may be impaired. When an asset’s recoverable amount (i.e. the higher of the assets’ net selling price and value in use) is lower than its carrying amount, the asset is impaired, and therefore, written down to its net realizable value.

Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be measured reliably. Sales are recognized net of VAT and discounts. Revenue from sales of goods is recognized upon shipment of products to customers and transfer of title of ownership under standard commercial terms (FOB shipping is used). The Group offers rebates, calculated as a percentage of sales, to some of its customers when the customer reaches its specified sales and volume objective.  At each closing period, the Group estimates accruals for rebates based on actual sales and estimated yearly sales. The Group offers cash discounts to their customers.

Government grants

Grants related to depreciable assets are initially recorded as deferred income, which is recognized as income over the periods and in the proportions in which depreciation on those assets is charged.

Research and development

Expenditure for research is recognized as an expense when incurred. Expenditure on development is charged against income in the period incurred except for project development costs which comply strictly with all of the following criteria: (a) the product or process is clearly defined and costs are separately identified and measured reliably; (b) the technical feasibility of the product is demonstrated; (c) the product or process will be sold or used in-house; (e) the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and (f) adequate technical, financial and other  resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met. Expenditure recognized as an expense in previous accounting periods is not reinstated. Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed five years.

The Company currently has no such capitalized development costs.

Restructuring

A provision is recognized when, and only when, the Company has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As far as restructuring is concerned, a constructive obligation to restructure arises when the Company has a detailed formal plan for the restructuring identifying the business or part of a business concerned; the principal locations affected; the location, function, and approximate number of employees who will be compensated for terminating their services; the expenditures that will be undertaken; and when the plan will be implemented; and has raised a valid expectation to those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. A restructuring provision includes only the direct expenditure arising from the restructuring that is both necessarily entailed by the restructuring and not associated with the ongoing activities of the Company.

Segment information

The group is managed on a geographical basis and operates in different European countries: France, the Netherlands, Germany and Spain.

Retirement indemnities and pension obligations

The Company operates a number of defined benefit and defined contribution plans throughout its legal European entities, the assets of which are, in The Netherlands, held in separate trustee-managed funds.

The Company’s projected benefit obligations relating to defined benefit pension schemes and to retirement indemnity, other post-retirement and medical schemes are calculated using actuarial assumptions that reflect the legal, economic and monetary circumstances in each related country. For these plans, pension or other scheme costs are assessed using the projected unit credit method. Under this method, pension cost, which was determined with the advice of qualified actuaries who performed a full valuation as of August 5, 1999, December 31, 1999, December 31, 2000, December 31, 2001 and December 31, 2002 is charged to income over the service lives of employees. For each individual plan, actuarial gains and losses are deferred and recognized over the average remaining service lives of employees participating in that plan for the part exceeding 10% of the higher of the present value of the Defined Benefit Obligation (PBO) and the fair value of plan assets.

The Company’s contributions to the defined contribution pension plans are charged to the statement of operations in the year to which they relate.

The Company adopted IAS 19 (revised 1998) effective January 1, 1999. The effect of the change, called transitional obligation, and which represents unrecognized amounts at January 1, 1999 under IAS 19 (revised 1993), has been amortized to 1999 income for Ex Groupe Danone subsidiaries. For Gerresheimer subsidiaries, acquired as of August 5, 1999, the adoption of IAS 19 (revised 1998) was effective January 1, 1998.

Financial instruments

With respect to foreign exchange exposure relating to forecasted sales, interest rate exposure relating to financing activities, and energy cost exposure arising from forecasted purchases, the Company may enter into the following derivative contracts:

• Foreign currency forward contracts and foreign exchange options

• Interest rate swaps, caps and collars

• Energy forward contracts

All the derivative instruments used by the Company qualify as cash flow hedges under IAS 39 criteria. As a result, such derivatives are accounted for as follows:

• The effective portion of the variation in fair value is recorded directly to equity

• The ineffective portion is recognized immediately in the statement of operations

• The deferred portion of the variation in fair value is released to income when the hedged cash flows arise (unless the hedged cash flows give rise to a recognized asset or liability, in which case the deferred gain or loss is used to adjust the initial carrying value of the asset or liability)

Third party banks have assessed the fair value of derivatives at the respective balance sheet date. Such values correspond to the amount of cash the Company would receive or pay to settle the contracts.

Deferred income taxes

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated balance sheet. Currently enacted tax rates applicable to future periods are used to calculate year-end deferred income taxes.

Deferred tax assets for companies which have carry forward unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Borrowing costs

Borrowing costs generally are expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred.  Borrowing costs are capitalized until the assets are substantially ready for their intended use.  If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Short-term and long-term debt

Short and long-term debts are carried on the balance sheet at their outstanding capital amount. The outstanding capital is computed taking into account financing fees related to obtaining the long-term borrowings using the effective interest method.

Accounting standards issued but not yet effective

IAS 41 prescribes the accounting treatment, financial statement presentation and disclosures related to agricultural activity. It becomes operative for annual financial statements covering periods beginning on or after January 1st, 2003. Management determined that this new standard will not have any impact on the Company’s net profit or loss and financial position.

NOTE 4 - FORMATION OF BSN GLASSPACK GROUP

On July 29, 1999, Groupe Danone transferred to BSN S.A. those portions of the beverages and food glass container operations of Groupe Danone not already owned by BSN S.A. with a net book value totaling € 244.6 million. The investment in BSN Vidrio España and N.V. Vereenigde Glasfabrieken was paid in cash for an amount of € 49.8 million and € 122.0 million, respectively. The acquisition of VMC was paid by a capital contribution for an amount of € 73.2 million.

As these transfers represent reorganizations of entities under common control, the transactions have been accounted for at their historical basis.

On August 5, 1999, BSN S.A. acquired the Gerresheimer–Standard-Container   -Glass–Group for a purchase price amount of € 94.6 million allocated to the fair value of net assets acquired of € 49.9 million and the remaining portion to goodwill of € 44.7 million, which is being amortized over a period of 20 years. (See Note 5)

Groupe Danone sold their majority interest of 56% in BSN S.A. to Glasspack Participations, S.A. BSN S.A. was transformed from a French “société anonyme” to a French “société par actions simplifiée”, and was later renamed BSN Glasspack SAS.

NOTE 5 - IMPAIRMENT OF THE GOODWILL RELATED TO THE GERRESHEIMER ACQUISITION.

Effective August 5, 1999, BSN Glasspack completed the acquisition of the Gerresheimer–Standard–Container–Glass–Group (“the Gerresheimer Acquisition”), a group of companies wholly–owned by Gerresheimer (except Glashüttewerke Holzminden GmbH & Co. KG ownership of 90%) which are primarily involved in the production and sale of glass containers for the beverage and food industries.

The Gerresheimer Acquisition was accounted for as a purchase, and accordingly, the purchase price of € 94.6 million was allocated to the assets acquired (primarily inventories and fixed assets) and the liabilities assumed (primarily pension obligations) based on their fair market values at the date of the acquisition. The estimated fair values are based on independent appraisals and management estimates.

As the purchase price exceeded the fair market value of the net assets acquired, the residual, aggregating € 44.7 million, was recorded as goodwill. This goodwill was amortized on a straight-line basis over a period of 20 years.  During the second semester of year 2002, management determined that the operations of the German entity, which represents a cash-generating unit under IAS 36, were below budget and decreasing from prior year. This decline indicated that a potential impairment had occurred. Recoverable amounts of the German assets (including goodwill) have been estimated by management based on discounted expected future cash flows of the German operations.

Because recoverable amounts of the German assets were below book values, an impairment loss of € 36.1 million was recognized in 2002. Prior to the impairment, amortization amounting to € 1.6 million was recognized in 2002. These amounts have been recorded as goodwill amortization in the year ended December 31, 2002.

NOTE 6 - CHANGE IN ACCOUNTING ESTIMATES

Moulds: In 2001, the Company implemented a new IT system enabling the Company to track specific mould utilization thereby improving the accuracy of the estimated remaining useful life of individual moulds. In prior periods, the cost of moulds was expensed over an average estimate useful life (and not on a mould per mould basis).

Beginning in 2001, the valuation of moulds is now able to be determined based on specific mould statistics using past consumption and future potential utilization of each mould. As a consequence, the cost of goods sold for the year ended December 31, 2001 has decreased by € 12.4 million, and moulds inventory as of December 31, 2001 has been increased by € 12.4 million.

NOTE 7 - RELATED PARTY TRANSACTIONS

BSN Glasspack sells products to Groupe Danone companies. In particular, net sales to Groupe Danone companies represented approximately 0.1%, 1% and 2% of BSN Glasspack’s net sales in 2002, 2001 and 2000, respectively. Those sales, which were primarily made with Groupe Danone’s beverage and dairy products companies, were made at market conditions.

Transactions and balances with Groupe Danone and BSN Glasspack’s parent Glasspack Participations SA (56% interest in BSN Glasspack) were as follows:

	For the year Ended December 31,
STATEMENTS OF OPERATIONS:	2000	2001	2002

Net sales - Groupe Danone	€19.6	€16.3	€11.0
Interest expense - Glasspack Participations SA	(0.7)	(0.7)	(0.9)

	As of December 31,
BALANCE SHEETS:	2000	2001	2002

Trade accounts and notes receivable - Groupe Danone	€0.3	€4.6	€1.5

Long-term debt - Glasspack Participations SA (see Note 20)	(15.2)	(15.2)	(15.2)

NOTE 8 - TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable, net are as follows:

	As of December 31,
	2000	2001	2002

Trade accounts receivable	€195.2	€241.4	€174.5
Notes receivable	57.0	41.3	53.8
Less: allowance for doubtful accounts	(5.5)	(6.8)	(4.3)
Trade accounts and notes receivable, net	€246.7	€275.9	€224.0

The Company believes its exposure to concentrations of credit risk is limited due to the large number of customers located in various countries and the credit quality of those customers. In addition, the Company maintains insurance policies carried with respect to some uncollectable receivables. For sales to Groupe Danone, see Note 7.

NOTE 9 - INVENTORIES, NET

Inventories, net are as follows:

	As of December 31,
	2000	2001	2002

Raw materials, packaging and other consumables	€80.5	€95.1	€90.9
Work in progress	3.2	3.5	2.1
Finished goods	216.0	206.4	195.5
Moulds	16.4	55.9	63.8
Less: obsolescence reserve - Raw materials, packaging and other consumables	(8.5)	(16.0)	(12.7)
Less: obsolescence reserve - Finished goods	(11.7)	(13.0)	(13.0)
Less: obsolescence reserve - Moulds	(0.3)	(24.7)	(23.6)
Inventories, net	€295.6	€307.2	€303.0

NOTE 10 - OTHER CURRENT ASSETS

Other current assets are as follow:

	As of December 31,
	2000	2001	2002

Prepayments related to state and governmental entities	€29.3	€31.6	€26.3
Prepaid expenses, including insurance	4.0	0.9	1.5
Advances to suppliers	8.5	11.5	6.3
Current accounts	8.7	4.7	5.7
Receivable from the sale of the land in Spain	—	—	2.8
Other	8.1	7.6	6.4
Total other current assets	€58.6	€56.3	€49.0

NOTE 11 - PROPERTY, PLANT AND EQUIPMENT, NET

The net book value of property, plant and equipment, is as follows:

	Net Book Value
	Land and land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total

Gross Value	26.7	214.4	1,017.3	33.8	39.5	1,331.7
Accumulated depreciation	(5.4)	(109.4)	(588.6)	(23.7)	—	(727.1)
December 31, 2000	€21.3	€105.0	€428.7	€10.1	€39.5	€604.6

Gross Value	27.6	220.5	1,058.4	39.3	19.8	1,365.6
Accumulated depreciation	(5.8)	(126.2)	(654.2)	(26.8)	—	(813.0)
December 31, 2001	€21.8	€94.3	€404.2	€12.5	€19.8	€552.6

Gross Value	27.9	211.9	937.9	29.0	57.5	1,264.2
Accumulated depreciation	(6.2)	(128.8)	(584.1)	(22.0)	—	(741.1)
December 31, 2002	€21.7	€83.1	€353.8	€7.0	€57.5	€523.1

The gross book value of property, plant and equipment, is as follows:

	Gross Book Value
	Land and land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total

December 31, 1999	22.8	188.7	935.4	36.0	51.8	1,234.7

Additions	4.4	25.2	98.7	3.1	—	131.4
Disposals	—	(1.9)	(24.7)	(7.8)	—	(34.4)
Transfers	(0.5)	2.4	7.9	2.5	(12.3)	—
December 31, 2000	€26.7	€214.4	€1,017.3	€33.8	€39.5	€1,331.7

Additions	1.6	6.9	46.9	6.1	7.9	69.4
Disposals	(0.7)	(1.9)	(31.3)	(1.6)	—	(35.5)
Transfers	—	1.1	25.5	1.0	(27.6)	—
December 31, 2001	€27.6	€220.5	€1,058.4	€39.3	€19.8	€1,365.6

Additions	0.4	2.9	20.3	1.4	57.3	82.3
Disposals	(0.1)	(1.3)	(98.1)	(9.4)	—	(108.9)

Royal Leerdam disposals	—	(10.9)	(61.6)	(2.3)	—	(74.8)
Transfers	—	0.7	18.9	—	(19.6)	—
December 31, 2002	€27.9	€211.9	€937.9	€29.0	€57.5	€1,264.2

The accumulated depreciation and impairment of property, plant and equipment is as follows:

	Accumulated Depreciation
	Land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total

December 31, 1999	€(4.4)	€(100.6)	€(539.6)	€(26.0)	—	€(670.6)
Depreciation	(0.3)	(10.1)	(72.6)	(4.5)	—	(87.5)
Impairment	(0.7)	(0.5)	(2.1)	—	—	(3.3)
Transfers	—	1.8	25.7	6.8	—	34.3
December 31, 2000	€(5.4)	€(109.4)	€(588.6)	€(23.7)	€—	€(727.1)

Depreciation	(0.4)	(9.7)	(74.9)	(3.5)	—	(88.5)
Impairment	—	(9.3)	(18.7)	(1.1)	—	(29.1)
Disposals	—	2.2	28.0	1.5	—	31.7
December 31, 2001	€(5.8)	€(126.2)	€(654.2)	€(26.8)	€—	€(813.0)

Depreciation	(0.4)	(10.2)	(65.4)	(3.6)	—	(79.6)
Disposals		1.2	97.0	5.6		103.8
Impairment		—	(0.4)	—	—	(0.4)
Royal Leerdam disposals	—	6.4	40.6	1.1	—	48.1
Transfers	—	—	(1.7)	1.7	—	—
December 31, 2002	€(6.2)	€(128.8)	€(584.1)	€(22.0)	€—	€(741.1)

Capitalized interest cost

There were no interest costs capitalized neither in 2002 nor in 2001 in fixed assets, as there was no significant capital project. In 2000, the Company capitalized € 1.2 million interest costs during the construction of the Béziers plant.

Impairment

In connection with the VMC and Budenheim restructuring plans (see Note 26), the Company recorded asset impairments of € 9.4 million in 2001 related to Givors plant (VMC) located in France and € 0.4 million in 2002 and, € 19.7 million in 2001 related to the Budenheim plant located in Germany. Recoverable amounts of Givors and Budenheim assets were estimated based on their values in use (the plants have been considered as cash generating units under IAS 36). Estimated future cash flows related to the Budenheim facility indicated that an impairment of the full value had occurred.

In 2000, the Company recorded a € 3.3 million impairment related to the Bernsdorf plant located in Germany. After continued losses at the Bernsdorf plant, the Company assessed the fair value of the plant by calculating future cash flows. The estimated future cash flows related to this facility indicated that the full net book value had been impaired.

Pledges on fixed assets

 There were no pledges on fixed assets as of December 31, 2002, 2001 and 2000.

Government grants

The amount of unamortized government grants received for capital investments, which are recorded as deferred income, was €2.2 million, € 2.6 million and  € 2.7 million as of December 31, 2002, 2001 and 2000, respectively.

Finance lease

Property leased by the Company includes buildings, machinery and equipment. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 6 to 12 years with options to renew at varying terms. The following is an analysis of assets under finance leases:

	Land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total

Gross value	3.7	21.4	25.0	0.1	2.2	52.4
Accumulated Depreciation	—	(2.2)	(0.8)	—	—	(3.0)
December 31, 2000	€3.7	€19.2	€24.2	€0.1	€2.2	€49.4

Gross value	3.7	21.4	31.9	0.1	—	57.1
Accumulated Depreciation	—	(3.9)	(3.6)	—	—	(7.5)
December 31, 2001	€3.7	€17.5	€28.3	€0.1	€—	€49.6

Gross value	—	4.9	—	—	—	4.9
Accumulated Depreciation	—	(2.3)	—	—	—	(2.3)
December 31, 2002	€—	€2.6	€—	€—	€—	€2.6

In 2002, the finance lease agreement related to the Béziers plant was purchased, for the related outstanding capital under finance lease. This transaction was financed thanks to the Capex credit facility (see Note 20).

NOTE 12 - INTANGIBLE ASSETS, NET

Intangible assets, net include the following:

	Net Book Value
	Goodwill	Purchased software	Assets under construction	Other	Total

Gross value	42.6	8.0	13.2	1.9	65.7
Accumulated amortization	(3.0)	(4.9)	—	(1.5)	(9.4)
December 31, 2000	€39.6	€3.1	€13.2	€0.4	€56.3

Gross value	42.6	26.3	—	5.1	74.0
Accumulated amortization	(5.1)	(8.0)	—	(1.9)	(15.0)
December 31, 2001	€37.5	€18.3	€—	€3.2	€59.0

Gross value	43.9	30.3	1.8	4.6	80.6
Accumulated amortization	(42.8)	(12.1)	—	(2.0)	(56.9)
December 31, 2002	€1.1	€18.2	€1.8	€2.6	€23.7

The gross book value of intangible assets is as follows:

	Gross Book Value
	Goodwill	Purchased software	Assets under construction	Other	Total

December 31, 1999	44.7	3.7	—	1.9	50.3
Additions	—	4.4	13.2	—	17.6
Acquisition of Subsidiary	(1.5)	—	—	—	(1.5)
Acquisition of minority interest	(0.6)	—	—	—	(0.6)
Disposals	—	(0.1)	—	—	(0.1)
December 31, 2000	€42.6	€8.0	€13.2	€1.9	€65.7
Additions	—	15.0	1.1	3.3	19.4
Transfers	—	14.3	(14.3)	—	—
Disposals	—	(11.0)	—	(0.1)	(11.1)
December 31, 2001	€42.6	€26.3	—	€5.1	€74.0
Additions	1.3	1.5	5.0	—	7.8
Transfers	—	3.2	(3.2)	—	—
Disposals	—	(0.7)	—	(0.5)	(1.2)
December 31, 2002	€43.9	€30.3	€1.8	€4.6	€80.6

The accumulated amortization and impairment of intangible assets, is as follows:

	Accumulated Amortization
	Goodwill	Purchased software	Assets under construction	Other	Total

December 31, 1999	€(0.9)	€(2.8)	€—	€(1.5)	€(5.2)
Amortization	(2.1)	(2.1)	—	—	(4.2)
December 31, 2000	€(3.0)	€(4.9)	€—	€(1.5)	€(9.4)
Amortization	(2.1)	(3.1)	—	(0.4)	(5.6)
December 31, 2001	€(5.1)	€(8.0)	€—	€(1.9)	€(15.0)
Disposal	—	0.4	—	0.5	0.9
Impairment	(36.1)	—	—	—	(36.1)
Amortization	(1.6)	(4.5)	—	(0.6)	(6.7)
December 31, 2002	€(42.8)	€(12.1)	€—	€(2.0)	€(56.9)

On August 5, 1999, the Company acquired the Gerresheimer subsidiaries at a purchase price of € 94.6 million allocated to the fair value of net assets acquired of € 51.4 million and the remaining portion to goodwill of € 43.2 million, which was amortized over a period of 20 years. The acquisition of the 10% minority interest in Holzminden Gmbh & Co. KG (see Note 2) generates a negative goodwill of € 0.6 million. (See Note 5).

Goodwill was amortized for € 1.6 million and impaired for € 36.1 million in 2002, and amortized for € 2.1 million in 2001 and 2000, which are reported in other income and expenses in the Consolidated Statement of Operations.

No research and development cost were capitalized as of December 31, 2002, 2001 or 2000, as there was no significant identified project meeting the necessary criteria for capitalization.

NOTE 13- AVAILABLE FOR SALE NON-CURRENT INVESTMENTS

Available for sale non-current investments are as follows:

	As of December 31,
	2000	2001	2002

Veglarec	€2.1	€2.1	€2.1
GFG Geselleschaft für Glassbeschichtung	1.0	1.0	1.0
Noelle & Kampe	1.2	—	—
Other investments	1.3	2.4	0.1
Total available for sale non-current investments	€5.6	€5.5	€3.2

Other investments do not include any individual amount above € 1.0 million. These investments are considered as available-for-sale instruments under IAS 39.

NOTE 14 - OTHER ASSETS

Other assets do not include any individual amount above € 1.5 million.

NOTE 15 - TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable are as follows:

	As of December 31,
	2000	2001	2002

Trade accounts payable	€148.7	€170.2	€166.5
Notes payable	48.8	46.2	54.5
Total trade accounts and notes payable	€197.5	€216.4	€221.0

NOTE 16 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are as follows:

	As of December 31,
	2000	2001	2002

Personnel and social charges	€52.1	€51.9	€52.2
Fixed assets suppliers	29.3	10.8	28.6
Rebates due to customers	10.7	10.7	16.5
State and governmental entities	9.6	11.6	7.1
Current accounts	5.4	1.1	0.2
Income tax payable	1.9	5.1	2.6
Restructuring accruals (see Note 26)	35.6	67.6	50.8
Other	23.5	32.8	20.8
Total other payables and accrued liabilities	€168.1	€191.6	€178.8

NOTE 17 - PROVISIONS FOR RETIREMENT INDEMNITIES AND PENSION OBLIGATIONS

BSN Glasspack contributes to defined contribution retirement benefit schemes in conformity with the laws and usual practices of countries where BSN Glasspack operates (in France, in Germany for employees hired subsequent to 1997). As a result of contributions paid under such schemes to private or state sponsored pension funds, and charged to the statement of operations in the year to which they relate, the Company has no actuarial liabilities.

BSN Glasspack is also liable for defined benefits plans relative to: supplementary retirement schemes (the Netherlands, Germany for employees hired prior to 1997), contractual retirement indemnities schemes (France), other pre-retirement, long service award and disability schemes(the Netherlands, France and Germany) and other post-retirement schemes (health care in The Netherlands). These plans are either managed internally or by separate trust managed funds holding the corresponding assets (The Netherlands).

The present value of BSN Glasspack’s obligations for defined benefit plans is determined on the basis of recent actuarial valuations made by reputable actuarial firms, using actuarial assumptions which reflect the legal, economic and monetary circumstances in the countries in which BSN Glasspack operates the plans. The main actuarial assumptions used are as follows:

Actuarial assumptions	2000	2001	2002

Retirement age - depending upon each employee’s category (1)	60 to 65 years	60 to 65 years	60 to 65 years
Discount rate	6.0%	5.5%	5.5%
Salary growth rate - depending on the age and category of each employee	2.0% to 3.0%	2.0% to 3.0%	2.0% to 3.0%
Rate of return of plan assets	6.5%	6.0%	6.0%

(1) Under French law, the Company is required to provide retirement indemnities to employees retiring on or after age 60. The amount of the retirement indemnity depends on an employee’s age at retirement and whether the employee retires voluntarily or involuntarily (on employer’s decision). The provision has been evaluated to reflect recognition of the benefit obligation for retirement indemnities with an assumption about the probability of voluntary (60%) and involuntary (40%) retirement, which is based on the Company’s historical experience.

The actual rates of return on The Netherlands plan assets were (8.73)% in 2002, 4.3% in 2001 and 0% in 2000 compared to estimate future rates of return used in the actuarial assumptions of 6.0% in 2002, 6.0% in 2001 and 6.5% in 2000.

The following table reconciles the status of the Company’s plans’ liabilities with the provision recorded in the balance sheets:

	As of December 31,
	2000	2001	2002

Accumulated benefit obligation	€285.5	€337.5	€325.7
Projected benefit obligation (“PBO”)	341.5	384.5	369.7
Fair value of plan assets	329.7	312.8	250.6
PBO in excess of plan assets	11.8	71.7	119.1
Unrecognized prior service cost (assets in excess of liabilities)	3.1	2.0	2.4
Unrecognized net actuarial gain	104.3	45.4	(7.7)
Reclassification of Givors retirement indemnities as restructuring reserve	—	(4.0)	—
Provision for retirement indemnities and pension liabilities	€119.2	€115.1	€113.8

As required by the Spanish law, long-term benefits programs and associated liabilities in Spain have been transferred to a third party in 2002. As a consequence, the pension reserve as of December 31, 2001 (€ 1.1 million) has been totally settled.

Changes in projected benefit obligation (PBO), fair value of plan assets, unrecognized gains and losses, and provision for retirement indemnities and pension obligations during 2002, 2001 and 2000 were as follows:

	PBO	Fair Value of Plan Assets	Unrecognized Gains and (Losses)	Provision for Retirement Indemnities and Pension Liabilities

Balance as of December 31, 1999	318.8	324.0	(128.3)	123.1

Net periodic cost
• Service cost	7.8	—	—	7.8
• Interest cost	19.3	—	—	19.3
• Return on plan assets	___	17.0	—	(17.0)
Pension benefits payments to employees	(16.3)	(16.3)	—	0
Contribution made to plan assets	2.6	5.7	—	(3.1)
Unrecognized gains and losses	9.3	(0.7)	20.9	(10.9)

Balance as of December 31, 2000	€341.5	€329.7	€(107.4)	€119.2

Net periodic cost
• Service cost	7.1	___	___	7.1
• Interest cost	20.5	___	___	20.5
• Return on plan assets	___	17.5	___	(17.5)
Pension benefits payments to employees	(15.9)	(15.9)	___	___
Contribution made to plan assets	2.8	9.7	___	(6.9)
Unrecognized gain or losses	28.5	(28.2)	60.0	(3.3)
Reclassification of Givors retirement indemnities as restructuring reserve	(4.0)	—	—	(4.0)

Balance as of December 31, 2001	€380.5	€312.8	€(47.4)	€115.1

Net periodic cost
• Service cost	7.8	___	___	7.8
• Interest cost	19.6	___	___	19.6
• Return on plan assets	___	16.8	___	(16.8)
Curtailment (France and the Netherlands)	(22.5)	(17.3)	(0.2)	(5.0)
Pension benefits payments to employees	(16.0)	(16.0)	___	___
Contribution made to plan assets	2.9	9.3	___	(6.4)
Unrecognized gain or losses	(2.6)	(55.0)	52.9	(0.5)

Balance as of December 31, 2002	€369.7	€250.6	€5.3	€113.8

Concerning the Netherlands’ health care plan, a one-percentage-point change in assumed health care cost trend rates would have the following effects in 2002:

	1% increase	1% decrease

Effect on total of service and interest cost components	Less than 0.1	Less than (0.1)
Effect on post–retirement benefit obligation	0.5	(0.4)

NOTE 18 - PROVISIONS FOR RISKS AND CHARGES

Provisions for risks and charges are as follows:

	As of December 31,
	2000	2001	2002

Social	€—	€0.8	€0.1
Trade	2.8	2.2	1.0
Tax	1.2	0.7	1.1
Other	0.5	1.3	0.4
Total provisions for risks and charges	€4.5	€5.0	€2.6

There were neither significant movements in provisions for risks and charges during the year 2002 nor significant differences between amounts used as compared to 2001 year-end provision or significant reversals during the period.

NOTE 19 - SHORT-TERM DEBT

Short-term debt is as follows:

	As of December 31,
	2000	2001	2002

Current portion of long-term debt (see Note 20)	€31.9	€66.1	€72.4
Current portion of lease liabilities	3.3	4.1	0.3
Total short-term debt	€35.2	€70.2	€72.7

Short-term debt, by currency, is as follows:

	As of December 31,
	2000	2001	2002

Euros	€33.9	€70.2	€72.7
French francs	1.3	—	—
Total short-term debt	€35.2	€70.2	€72.7

NOTE 20 - LONG-TERM DEBT

Long-term debt is as follows:

	As of December 31,
	2000	2001	2002

Senior bank borrowings (a)	€455.0	€370.6	€337.7
Senior subordinated notes (b)	173.7	176.0	176.6
Loans from related parties (see Note 7) (c)	15.2	16.9	17.8
Lease liabilities (d)	44.9	44.7	0.9
Securitizations (e)	88.9	163.2	146.9
Other loans (f)	5.5	3.1	2.6
Total long-term debt	€783.2	€774.5	€682.5

BSN GLASSPACK, SAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Initial Amount Or Available Amount

Nominal interest Rate Reduced interest Rate (2)

Outstanding Amount (1)

Nature

Long-term portion

Short-term portion

Repayment Schedule

Maturity

(a) Senior bank borrowings
Senior A (3)	€312.6	€126.6	€56.8	Libor + 2.25%	Semi-annually	Dec. 31, 2006

Senior B (3)	129.6	126.6	___	Libor + 2.75 % Libor + 1.25%	Semi-annually	Dec. 31, 2006 with 2 final reimbursements in June and Dec. 31, 2007

Senior revolving credit facility (4)	152.4	22.7	___	Libor + 2.25%	Variable upon drawings	Renewable Dec.31,2006
				Libor + 1.25%

Capex facility (5)	76.2	61.8	6.3	Lilbor + 2.25%	Variable upon drawings	Dec.31,2006
				Libor + 1.25

Total senior bank borrowings	670.8	337.7	63.1

(b) Senior subordinated Notes (6)	180.0	176.6	7.1	10.25 fixed	At maturity date	Aug.1, 2009

(c) Loans from related parties (7)	15.2	17.8	___	4.50 % fixed	At maturity date	Dec. 31, 2009
(d) Lease liabilities (5)		0.9	0.3	Euribor + 0.20%	Semi-annually Upon receivable collection	March 31, 2006
(e) Securitization (8)	180.0	146.9	0.8	Euribor + 1.0%		Nov 5, 2006
(f) Other loans		2.6	1.4
Total		€682.5	€72.7

(1)           Financing fees:

Financing fees associated with obtaining long-term debt are recognized as borrowing costs using the effective interest rate method. The amount is spread over future interest periods and is shown as a deduction of the outstanding amount as of December 31, 2002.

(2)           Reduced interest rate:

Some components of the senior bank borrowings bear an initial nominal interest rate adjustable downwards depending upon the Company meeting certain consolidated financial ratios.  As of December 31, 2002, BSN Glasspack does not meet the ratios enabling it to benefit from reduced interest rates.

(3)           Senior bank borrowings A and B:

Senior bank borrowing A and B guarantees and covenants for the benefit of senior bank syndicate led by Salomon Brothers International Limited are as follows:

Guarantees:

• Pledge on BSN Glasspack shares (granted by the relevant holders)

• Guarantee given by BSN Glasspack covering all commitments of any borrower under the senior credit agreements

• Pledge on main BSN Glasspack bank account

• Assignments of the benefit of the liability warranty to the banks’ syndicate by Glasspack Participations SA (BSN Glasspack’s parent company) and a German sub-holding of BSN Glasspack

• Securitized receivables are sold with no recourse. See note (d) below.

Covenants:

The terms of the senior bank borrowing contract contain a number of covenants requiring BSN Glasspack to achieve or maintain specified consolidated financial ratios, including certain interest and fixed charge coverage ratios (EBITDA/Total debt costs, Senior debt/EBITDA, Cash flows/Total funding cost, Total debt/EBITDA-all as defined under the corresponding credit agreement). As of December 31, 2002 these ratios have been met. In addition, the terms of the contract also contain general covenants restricting the incurrence of certain debt and certain liens, the payment of dividends, the disposition of assets, the making of certain capital expenditures and other activities and transactions. In case of non-compliance with these covenants, banks can require immediate repayment of Senior Bank Borrowings.

(4)           Senior revolving credit facility:

The available amount related to senior revolving credit facility is limited to a maximum of € 152.4 million. The cumulative available amouint related to securitization and senior revolving credit facility is limited to a maximum of  € 304.8 million.

(5)           Capex facility and lease liabilities:

In 2002, the leasing agreement related to the Béziers plant was purchased. This operation has been financed by the Capex credit facility. The full available amount of Capex facility as of December 31, 2002, i.e. € 69.4 million has been drawn in cash.

(6)           Senior subordinated notes guarantees and covenants for the benefit of bond holders:

Guarantees:

• Guarantee given by BSN Glasspack on all commitments relating to the issuance by its subsidiary BSN Financing Co. of the senior subordinated notes

• The repayment of senior notes is subordinated to BSN Glasspack having no outstanding senior bank borrowings (as stipulated under an inter-creditor agreement).

Covenants:

The terms of the agreement contain a number of limitations for BSN Glasspack regarding mainly restricted payments, incurrence of indebtedness (by reference to an EBITDA coverage ratio), asset sales, sales and leaseback transactions, merger.

Increased interest rate:

The nominal interest rate of senior subordinated notes is 10.25%. Since the company did not file the consolidated financial statements with the SEC before January 1, 2000 (for listing of the bonds on New York Stock Exchange), the interest rate was increased by stages ( 0.25% increase by period of 90 days with a ceiling rate increase) from 10.25% to 11.25% between February 1, 2000 and July 31, 2001, in compliance with the agreement signed with the bond holders. Such filing occurred in August 2001. Since August 2001, the interest rate is 10.25%.

(7)           Loan from related parties:

This loan was granted by Glasspack Participations S.A., which is the parent company of BSN Glasspack. It is fully subordinated to the reimbursement of both senior bank borrowings and senior subordinated notes.

(8)           Securitization:

In November 2000, BSN Glasspack initiated a securitization program for the BSN Glasspack’s trade receivables through a sub-fund of a French “fonds commun de créances” (the funds”) created in accordance with French Law, and at the same time terminated its existing Borrowing Base Facility. This securitization program, co-arranged by Credit Commercial de France (HSBC-CCF), and Gestion et Titrisation Internationales (“GTI”) and managed by GTI, provides for an aggregate securitization volume of up to € 180.0 million during a period of six years. (BSN Glasspack is allowed to secure receivables until November 5, 2006). According to the program, subject to eligibility criteria, certain, but not all, receivables held by the BSN Glasspack group are sold to the funds on a weekly basis. A portion of the purchase price for the receivables is deferred and paid by the funds to the BSN Glasspack group only when receivables are collected. This deferred portion varies based on the status and updated collection history of BSN Glasspack’s receivable portfolio.

Payment for the receivable by the funds is also subject to BSN Glasspack subscribing for subordinated shares of the funds in an amount up to € 7.2 million, depending on volume and historical statistics of receivables sold. These subordinated shares bear interest at the Euribor 3 month’s rate. The subordinated shares will be paid back to BSN Glasspack Services or its subsidiaries, subject to fulfillment of its obligation at the end of the program.

The interest rate paid by the funds is a variable rate based on Euribor 3 months. The margin can fluctuate depending on some criteria. In 2002, the margin was 1%.

As of December 31, 2002, the volume of the cash funded through the receivable program was € 147.5 million (€ 164.0 million and € 116.4 million as of December 2001 and December 2000 respectively).  The fund has issued € 180.0 million of ordinary shares to finance its purchase obligation under the program. Such shares are rated AA by Standard & Poor’s and are privately placed to a financial conduit, which issues commercial paper to finance the purchases of receivables. The adoption of the securitization program, as adjusted for the termination of the Borrowing Base Facility, does not affect the total debt available to the BSN Glasspack Group. The cumulative available amount related to securitization and senior revolving credit facility is limited to a maximum of  € 304.8 million.

BSN Glasspack continues to service, administrate and collect the receivables on behalf of the purchaser. This service rendered to the funds is invoiced to the funds at a normal market rate.

Under SIC 12, the fund is considered as a Special Purpose Entity controlled in substance by BSN Glasspack, and therefore is consolidated in BSN Glasspack Financial Statements.

Average interest rate on debt was 6.8%, 7.0% and 7.0% as of December 31, 2002, 2001 and 2000 respectively. An additional point in market interest rate would generate an additional interest expense limited to less than € 1.0 million, because of hedging contracts.

The long-term debt by maturity is as follows:

	As of December 31,
Year of maturity	2000	2001	2002
2002	58.3	—	—
2003	58.3	58.6	—
2004	58.6	60.3	63.6
2005	60.3	60.3	79.4
2006	244.5	244.5	215.6
2007	126.9	126.9	126.9
After 2007	176.3	223.9	197
Total long-term debt	€783.2	€774.5	€682.5

Long-term debt, by currency, is as follows:

	As of December 31,
Currency	2000	2001	2002

Euros	€761.1	€774.5	€682.5
French francs	22.1	—	—
Total long-term debt	€783.2	€774.5	€682.5

Comparison between fair market values and book values (including long term and short term portions except accrued interest) of the debt instruments were as follows:

	As of December 31,
	2000	2001	2002

Senior Subordinated Notes
Fair Market Value	€158.4	€160.2	€153.0
Book value	172.9	175.6	176.0

Loan from related parties
Fair Market Value	€14.7	€15.3	€18.7
Book value	15.2	15.2	15.2

The evaluation of the fair market value of the Senior Subordinated Notes  was made on the “over the counter” market, the official market being not liquid.

The evaluation of the Loan from related parties fair market value was made using a market interest rate.

The carrying value of the long-term debt bearing interest at variable rate (LIBOR+spread) approximates its fair market value.

NOTE 21 - NET EQUITY

As of December 31, 2000

	France	Benelux	Germany	Spain	Total equity

Capital stock	€72.1	€—	€—	€—	€72.1
Capital surplus	72.6	—	—	—	72.6
Retained earnings/(losses)	11.5	(121.9)	(16.0)	(55.8)	(182.2)
Total equity	€156.2	€(121.9)	€(16.0)	€(55.8)	€(37.5)

	As of December 31, 2001
	France	Benelux	Germany	Spain	Total equity

Capital stock	€75.7	€—	€—	€—	€75.7
Capital surplus	69.0	—	—	—	69.0
Retained earnings/(losses)	(8.5)	(117.8)	(76.2)	(56.5)	(259.0)
Total equity	€136.2	€(117.8)	€(76.2)	€(56.5)	€(114.3)

As of December 31, 2002

	France	Benelux	Germany	Spain	Total equity

Capital stock	€75.7	€—	€—	€—	€75.7
Capital surplus	69.0	—	—	—	69.0
Retained earnings/(losses)	10.2	(98.5)	(149.0)	(52.4)	(289.7)
Total equity	€154.9	€(98.5)	€(149.0)	€(52.4)	€(145.0)

NOTE 22 - SHARE CAPITAL AND ADDITIONAL PAID IN CAPITAL

The total authorized number of ordinary shares is 4,728,750 shares with a par value of €16.0 per share. All shares are issued and outstanding. All issued shares are fully paid.

Retained earnings restricted from distribution at December 31, 2002, 2001 and 2000 totaled € 8.2 million, € 8.2 million and € 9.3 million, respectively.

NOTE 23 - FINANCIAL INSTRUMENTS

Interest rate risk

The Company uses interest rate swaps, caps and collars in order to fix or limit the variable interest rate paid on a large part of existing variable rate debt instruments.

As of December 31, 2002, the characteristics of the interest rate derivatives are as follows:

	Average interest rate	Notional amount by Maturity (in millions of euros)				Fair Value December 31, 2002
		Semester 2 2002	Semester 1 2003	Semester 2 2003	Semester 1 2004

Collar	3.945% - 4.60%	510.0	455.0	425.0	395.0	(7.7)

Total		510.0	455.0	425.0	395.0	(7.7)

These instruments are qualifying cash flow hedges under IAS 39.

Foreign exchange risk

The foreign currency risk management policy of BSN Glasspack is to hedge the risk arising from budgeted U.S. dollar fuel and gas purchases for the next 12 months. As of December 31, 2002, the Company holds the following foreign exchange options:

	Average exchange rate	Notional amount (in million of $) by Maturity		Fair value December 31, 2002
		S1 2003	S2 2003

$ against € sale	0.9859	24.2	24.0	0.6

These instruments hedge approximately 99% of budgeted U.S. Dollar fuel and gas purchases for the year ended December 31, 2003 and qualify as cash flow hedges under IAS 39 criteria.

Energy risk

BSN Glasspack’s risk management policy regarding energy (oil and gas) is to hedge the risk arising from forecasted purchases over the next 12 months with forward purchase contracts. As of December 31, 2002, the Company holds the following energy forward contracts:

	Average price					Fair value December 31, 2002
		Notional amount (quantity) by Maturity
		S1 2003	S2 2003	S1 2004	S2 2004

Fuel swaps	125.5	73.2	54.0	28.3	28.3	2.9

Gas swaps	109.6	7.3	6.0			0.5

Fuel swaps cover approximately 50% of budgeted fuel purchases for the year ended December 31, 2003.

Gas purchases are budgeted for approximately 75% at fixed price and at 25% at variable price. Gas swaps cover approximately 25% of the budgeted gas purchases at variable price, for the year ended December 31, 2003. These instruments qualify as cash flow hedges under IAS 39 criteria.

The separate component of equity has been modified over the period as follows:

	Opening balance January 1, 2002	Amounts recognized in equity	Amounts reclassified from equity to P/L	Closing balance December 31, 2002

Interest swap & cap	(2.5)		2.5
Interest collar	(4.5)	(7.8)	2.0	(10.3)
Foreign exchange options	(0.2)	(1.7)	0.6	(1.3)
Energy swaps	(6.7)	12.4	(2.3)	3.4

Total before deferred tax	(13.9)	2.9	2.8	(8.2	)(*)

Deferred tax	5.1	(1.0)	(1.1)	3.0

Total, net of tax	(8.8)	1.9	1.7	(5.2)

(*) of which € (5,1)million will be reversed to profit and loss statement in the year ended December 31, 2003.

The carrying amounts of the following financial assets and liabilities approximate their fair values: cash and cash equivalents, other non-current assets, accounts receivable and payable.

Credit risk

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Because counter parties to derivatives consist of a large number of prime financial institutions, the Company does not expect any counter parties to fail to meet their obligations. Consequently, the Company considers that its maximum exposure is reflected by the amount of trade accounts and notes receivables (refer to Note 8) and other current assets (refer to Note 10), net of provisions for impairment recognized at the balance sheet date.

NOTE 24 - FINANCIAL COMMITMENTS AND CONTINGENCIES

Guarantees

There are no significant guarantees given or received by the Group except those related to the long-term debt (see Note 20).

Litigation

The Company, in the normal course of business, is subject to various legal actions and claims incidental to its business, including those arising out of alleged product defects, breach of contracts, employment related matters and environmental matters. Loss contingencies are accrued for when it is probable that they will occur and when they can be quantified with reasonable accuracy. The Company is also party to a limited number of lawsuits and other proceedings, none of which are considered material.

Non-cancelable leases

As of December 31, 2002, the Company had non-cancelable operating lease commitments analyzed as follows:

	As of December 31,
	2000	2001	2002
Year of Maturity
2001	€3.5	€—	€—
2002	2.6	2.8	€—
2003	1.4	2.1	5.2
2004	0.3	0.4	3.6
2005	0.2	0.2	1.6
2006	—	—	0.3
Total	€8.0	€5.5	€10.7

NOTE 25 — SELLING, GENERAL and ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses are as follows:

	As of December 31,
	2000	2001	2002
Sales staff expenses	€(15.9)	€(15.8)	€(15.5)
Sales and marketing expenses	(23.4)	(26.6)	(18.5)
Administrative staff expenses	(20.0)	(19.9)	(18.6)
Headquarter expenses	(14.0)	(14.9)	(13.8)
Other administrative expenses	(33.1)	(34.2)	(31.9)
Selling, general and administrative expenses	€(106.4)	€(111.4)	€(98.3)

NOTE 26 - RESTRUCTURING EXPENSES

Restructuring expenses include the charges incurred by BSN Glasspack to reduce workforce. Restructuring expenses consist primarily of costs related to six redundancy programs, ‘‘BSN 2003’’(BSN Glasspack SAS), ‘‘Barlovento’’ (BSN Glasspack España), “Centurion” (BSN Glasspack NV), “VMC”, “Budenheim” and “German OAPT plan” (BSN Glasspack GmbH und Co. KG) as follows:

BSN 2003

BSN Glasspack SAS agreed with employees’ representatives to an involuntary redundancy program, which will affect the 645 employees of BSN Glasspack SAS who will reach the age of 56 or greater between the years 1999 and 2003. The total cost of the program was estimated by management to be € 46.3 million and was provided for as of June 30, 1999. The remaining accrual amounted to € 11.8 as of December 31, 2002, € 17.3 as of December 31, 2001 and € 23.9 as of December 31, 2000. As of December 31, 2002, 190 persons are still in the company.

Barlovento

BSN Glasspack España entered into an agreement with local trade unions regarding an involuntary early retirement program affecting 85 people. Based on this plan, the affected employees will retire when they reach the age of 58. The total cost of the program (‘‘the Barlovento Plan’’) was estimated by management to be € 6.1 million and was provided for as of June 30, 1999. The program was closed at the end of December 31, 2002. The remaining accrual amounted to € 0.3 million as of December 31, 2001, € 1.1 million as of December 31, 2000. As of December 31, 2002, 75 have left the company.

Centurion

To improve competitiveness BSN Glasspack N.V. implemented a number of measures to reduce personnel costs. The accrual recorded in 1999 for € 6.4 million related to the closing of the fourth furnace of Schiedam, and involved a reduction in the number of employees to approximately 120, as well as other measures to reduce the headcount in all factories and the headquarter. Most of the people leave according to the agreement made with unions and government, which enables them to leave after 55 years of age. A new plan was announced in 2000, which concerned 102 employees located at the headquarters or the Schiedam plant, to leave in 2001. The corresponding additional provision amounted to € 7.5 million. The remaining accrual amounted to € 2.6 million as of December 31, 2002, € 6.0 million as of December 31, 2001 and € 10.1 million as of December 2000. As of December 31, 2002, 9 persons are still in the company.

VMC

The main features of the VMC plan include the closing of the Givors plant by the end of March 2003 and the downsizing of the workforce in the Reims location. The new restructuring plan has been formally agreed by the labor unions in February 2002.

The VMC-related restructuring costs recorded as of December 31, 2001 amount to € 35.5 million, of which  € 25.5 million are severance compensation costs (345 employees) and € 10.0 million are related to impairment of the Givors facility. The restructuring costs booked as of December 31, 2002 are related to compensation costs for € 4.6 million and costs not covered by restructuring reserve for € 3.0 million (mainly under activity for €2.8 million). The accrual for employee severance amounts to € 22.8 million as of December 31, 2002. As of December 31, 2002, 215 persons are still in the company.

Budenheim

The closing of Budenheim plant was officially announced in October 2001. The restructuring costs recorded as of December 31, 2001 amounted to € 40.3 million, including € 19.0 million for compensation costs (288 persons) and € 21.3 million for asset impairment. The additional restructuring costs recorded as of December 31, 2002 amount to € 8.6 million related to closing of Budenheim (including mainly € 4.4 millions of penalties for cancellation of supply contract, € 2.0 million related to assets impairment). The accrual for employee severance amounts to € 9.2 million as of December 31, 2002. As of December 31,2002, 6 persons are still in the company.

German restructuring scheme “OAPT”

In accordance with German social regulation, BSN Glasspack GmbH und Co. KG has negotiated with the employee representative bodies a restructuring scheme. Under this new scheme “OAPT”, a certain portion (5%) of the employees between 55 and 66 years of age are offered to leave the company within three years. The accrual recorded for this new plan as of December 31, 2002 corresponds to the present value of the redundancy costs to be paid until year 2009 to the employees who will join the plan.” The accrual amounts to € 4.4 million as of December 31,2002.

During fiscal year 2002, movements in compensation costs linked to restructuring accruals were as follows:

	December 31, 2001	Additional provision	Amounts used	December 31, 2002
“BSN 2003” plan	€17.3	€—	€(5.5)	€11.8
“Barlovento” plan	0.3	—	(0.3)	___
“Centurion” plan	6.0	—	(3.4)	2.6
“VMC” plan	25.5	4.6	(7.3)	22.8
“Budenheim” plan	18.3	6.6	(15.7)	9.2
“German OAPT” plan	—	4.4	—	4.4
Other	0.2	—	(0.2)	—
Total	€67.6	€15.6	€(32.4)	€50.8

In 2002, the long-term portion of restructuring is € 4.4 million (payable beginning in 2004).

During fiscal year 2001, movements in compensation costs linked to restructuring accruals were as follows:

	December 31, 2000	Additional provision		Amounts used	December 31, 2001
“BSN 2003” plan	€23.9	€—		€(6.6)	€17.3
“Barlovento” plan	1.1	—		(0.8)	0.3
“Centurion” plan	10.1	—		(4.1)	6.0
“VMC” plan	—	25.5	)(a)	—	25.5
“Budenheim” plan	—	19.0		(0.7)	18.3
Other	0.5	___		(0.3)	0.2
Total	€35.6	€44.5		€(12.5)	€67.6

(a) Including € 4.0 million reclassified from “Provision from retirement reserve”. See Note 17.

In 2001, the long-term portion of restructuring was € 28.0 million (payable beginning in 2003).

As of December 31, 2000, movements in restructuring accruals were as follows:

	December 31, 1999	Additional provision	Amounts used	December 31, 2000

“BSN 2003” plan	€32.7	€—	€(8.8)	€23.9
“Barlovento” plan	4.3	—	(3.2)	1.1
“Centurion” plan”	5.0	7.5	(2.4)	10.1
Other	0.3	0.2	—	0.5
Total	€42.3	€7.7	€(14.4)	€35.6

In 2000, the long-term portion of restructuring was € 2.9 million (payable beginning 2002).

Restructuring expenses recorded in the consolidated statement of income for the year ended December 31, 2002 are as follows:

	Compensation costs (additional provision)	Costs not covered by restructuring reserve	Asset impairment (additional provision) (*)	Total P/L restructuring expenses
“VMC Givors”	€4.6	€3.0	€—	€7.6
“OAPT”	€4.4	—	—	€4.4
“Budenheim”	€6.6	—	€2.0	€8.6
Total	€15.6	€3.0	€2.0	€20.6

(*)  Impairment assets recorded as of December 31, 2002 of  € 2.0 million include € 0.4 million of impairment of tangible assets and € 1.6 million of additional inventory depreciation recorded in connection with the closing of the Budenheim plant.

There has not been any significant reversal of non-used provisions in 2000, 2001 nor 2002.

NOTE 27 - OTHER INCOME AND EXPENSE

Other income and expense are as follows:

	For the year ended December 31,
	2000	2001	2002

Net profit on Royal Leerdam disposal	$—	$—	$7.7
Under activity cost (a)	(9.2)	(18.4)	(10.7)
Start-up cost-Béziers plant	(6.7)	—	—
Other start-up and Reorganization costs	(7.4)	—	—
Impairments of fixed assets	(3.3)	—	—
Layoffs not included in redundancy plans	(8.7)	(0.7)	(2.2)
Amortization of goodwill	(2.1)	(2.1)	(1,6)
Goodwill impairment	—	—	(36.1)
Litigation provision	(2.0)	0.3	(0.4)
Pension inactive employees in Germany	—	(1.3)	(1.9)
Gain on disposal of Spanish land	—	—	5.0
Non-capitalized fees (b)	—	(6.0)	(1.9)
Other (c)	(4.3)	1.2	(4.8)

Total other income and expense	$(43.7)	$(27.0)	$(46.9)

(a)           Under-activity cost relate to plants fixed costs incurred when furnaces are shut down for reasons not related to maintenance and overhauls.

(b)           In Year 2001, non-capitalized fees are mainly related to SAP implementation, to unified reporting system implementation and to the SEC filing

(c)           Other Income and Expenses do not include any individual amounts above € 1.0 million.

NOTE 28 - FINANCIAL EXPENSE, NET

Financial expense, net is as follows:

	For the year ended December 31,
	2000	2001	2002

Dividends received	€0.9	€0.1	€0.4
Interest expense	(66.3)	(76.8)	(63.1)
Interest income	0.7	1.2	1.6
Other	(0.6)	(0.2)	(6.5)
Total financial expense, net	€(65.3)	€(75.7)	€(67.6)

Interest paid	€(58.7)	€(64.8)	€(56.7)
Interest received	€0.5	€3.1	€0.1

NOTE 29 - INCOME TAX (EXPENSE)/BENEFIT

The components of income tax (expense)/benefit were as follows:

	For the year ended December 31,
	2000	2001	2002

Current income tax expense	€(3.4)	€(8.4)	€(7.7)
Deferred income tax (expense)/benefit	—	10.9	(8.3)
Total income tax (expense)/benefit	€(3.4)	€2.5	€(16.0)

Current income tax expense represents the amount of taxes for the year, paid or currently payable to the tax authorities. These amounts are computed according to the rules and rates applicable in the countries where the Company operates. BSN Glasspack made income tax payments of approximately € 5.5 million,  € 5.7 million and € 2.7 million in 2002, 2001 and 2000, respectively.

Analysis of the effective tax rate

The effective income tax rate is detailed as follows:

	For the year ended December 31,
	2000	2001	2002

Statutory tax rate in France	(37.76)%	(36.43)%	(35.43)%
Effect of non recognition of deferred tax assets	87.47%	33.17%	58.28%
Effect of foreign tax differential	(0.90)%	(0.08)%	0.28%
Effect of the change in income tax rate in France on deferred taxes	(11.58)%	0.39%	—
Effet of goodwill impairment	—	—	70,35%
Effect of other non taxable items	(6.49)%	(0.67)%	(8.64)%
Effect of other differences	0.17%	0.05%	3.39%
Effective tax rate	30.91%	(3.57)%	88.23%

Income tax charge for the period does not include any significant adjustment for current or deferred tax arising from prior periods.

Deferred income taxes, net

Deferred income taxes is detailed as follows:

	For the year ended December 31,
	2000	2001	2002

Deferred tax assets	€—	€16.1	€15.2
Deferred tax liabilities	24.0	32.5	40.8
Deferred tax-net	€24.0	€16.4	€25.6

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences which give rise to deferred tax assets and liabilities are as follows, noting that deferred tax asset are offset when relating to a single taxable entity:

	As of December 31,
	2000	2001	2002

Net deferred tax on temporary differences
Inventory	€2.9	€7.8	€8.7
Pension accruals	(23.9)	(20.4)	(18.7)
Property, plant and equipment	49.8	50.8	41.5
Tax loss carryforwards	(6.3)	(8.8)	(0.9)
Restructuring	(0.8)	(14.7)	(8.1)
Other	2.3	1.7	3.1
Net deferred income tax	€24.0	€16.4	€25.6

Deferred tax assets for taxable entities having unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. The deferred income tax assets not recognized at the end of 2002 amount to € 45.8 million (Spain: € 11.0 million, Germany: € 34.8 million) and are mainly relative to tax loss carry forwards. These tax losses can be infinitely carried forward in Germany and will have to be used within an average 8-year period in Spain.

The movements on the net deferred income tax is as follows:

	For the year ended December 31,
	2000	2001	2002

At beginning of year	€25.5	€24.0	€16.4
Statement of operations	—	(10.9)	8.3
Acquisition of subsidiary	(1.5)	—	—
IAS 39 deferred assets (retained earnings impact)	—	5.1	2.1
Effect of the tax group in France	—	(1.8)	—
Disposal of Royal Leerdam	—	—	(1.2)
At end of year	€24.0	€16.4	€25.6

The acquisition of subsidiary relates to the Gerresheimer acquisition (see Note 5). The deferred tax liability included in the Gerresheimer acquisition goodwill was revised by € 1.5 million.

NOTE 30 - FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

Transactions between countries are not significant.

Financial information by geographic area as of December 31, 2002 and for the year then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€678.6	€258.2	€268.3	€107.7	€(3.6)	€1,309.2
Operating income	67.5	31.2	(60.1)	10.9	___	49.5
Total assets	686.1	168.3	241.4	118.7	(59.7)	1,154.8
Capital expenditures	58.0	13.8	9.1	5.1	___	86.0
Total liabilities	€(757.4)	€(186.5)	(316.4)	€(99.0)	€59.7	€(1,299.6)

Depreciation	(43.1)	(15.1)	(20.1)	(8.0)	___	(86.3)
Goodwill impairment	___	___	(36.1)	___	___	(36.1)
Impairment of assets	___	___	(2.0)	___	___	(2.0)
Addition of restructuring reserve	(4.6)	___	(11.0)	___	___	(15.6)

Financial information by geographic area as of December 31, 2001 and for the year then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€661.1	€252.2	€290.6	€100.5	€(5.4)	€1,299.0
Operating income	24.1	26.3	(47.5)	2.5	___	5.4
Total assets	740.3	218.4	284.4	116.6	(81.9)	1,277.8
Capital expenditures	48.1	18.7	22.1	2.8	___	91.7
Total liabilities	€(830.3)	€(249.9)	(292.5)	€(101.0)	€81.9	€(1,391.8)

Depreciation	(44.7)	(15.9)	(25.5)	(8.0)	___	(94.1)
Impairment of assets	(10.0)	___	(21.3)	___	___	(31.3)
Addition of restructuring reserve	(21.5)	___	(19.0)	___	___	(40.5)

Financial information by geographic area as of December 31, 2000 and for the year then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€661.0	€254.0	€300.6	€92.5	€(25.3)	€1,282.8
Operating income	49.3	17.3	(2.9)	(9.5)	___	54.2
Total assets	812.2	325.4	247.2	61.3	(148.3)	1,297.8
Capital expenditures	45.2	9.3	34.8	12.4	___	101.7
Total liabilities	€(655.4)	€(447.3)	€(263.1)	€(117.2)	€148.3	€(1,334.7)

Depreciation	(43.6)	(16.1)	(24.5)	(7.5)	___	(91.7)
Impairment of assets	___	___	(3.3)	___	___	(3.3)
Addition of restructuring reserve	(0.2)	(7.5)	___	___	___	(7.7)

The Company operates one segment of glass containers.

NOTE 31 - PERSONNEL AND REMUNERATION

The Company’s personnel costs consist of the following:

	As of December 31,
	2000	2001	2002

Wages and salaries	€262.4	€266.4	€262.5
Social security	90.6	92.1	90.7
Pension	1.8	5.9	9.1
Total personnel cost	€354.8	€364.4	€362.3

The number of BSN Glasspack personnel was as follows:

	As of December 31,
	2000	2001	2002

Management and administrative staff	2,198	2,162	2,002
Production staff	5,989	5,793	5,416
Total personnel	8,187	7,955	7,418

NOTE 32 - SUBSEQUENT EVENTS

• Covenants renegotiation.

On March 18, 2003, the covenant ratios for the senior bank borrowings have been renegotiated for each quarter ending during years 2003 and 2004. This renegotiation has no impact on interest rates.

NOTE 33 - SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED INTERNATIONAL ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the IASB, which differ, in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

1)                                   Description of differences

a)                                      Goodwill

Goodwill written off to reserves prior to January 1, 1995, net of amortization

Goodwill related to the acquisition of Verdôme that occurred prior to January 1, 1995 was charged in full to net equity as permitted by IFRS. This goodwill has historically been amortized over a period up to 40 years in U.S. GAAP before the adoption of  SFAS 142 on January 1, 2002 (see below)

Adoption of SFAS 142

Under IFRS, the Company amortized goodwill arising from the acquisition of Gerresheimer as of August 5, 1999 over its estimated useful life, not exceeding 20 years. Under U.S. GAAP, prior to January 1, 2002, the Company amortized goodwill over its estimated useful life consistent with IFRS. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) for U.S. GAAP purposes.  As a result, goodwill is no longer subject to amortization for U.S. GAAP purposes subsequent to the date of adoption. The U.S. GAAP amounts have been adjusted to reverse the amortization of goodwill recorded under IFRS (€ 1.6 million in 2002).

As of January 1, 2002, the Company performed the transitional impairment test under SFAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted expected future cash flows. Upon completion of the transitional impairment test, the Company determined that there was no impairment as of January 1, 2002, as the fair value of each reporting unit exceeded its carrying amount.

The following table shows the impact of the amortization of goodwill in prior periods:

In million, except for earnings-per-share amounts	For the year ended December 31,
	2000	2001	2002
Reported net loss under U.S. GAAP	€(20.0)	€(63.4)	€(54.2)
Add back: goodwill amortization	2.1	2.1	—
Adjusted net loss	€(17.9)	€(61.3)	€(54.2)

Basic/diluted loss per share
Reported net loss	€(4.2)	€(13.4)	€(11.8)
Goodwill amortization	0.4	0.4	—
Adjusted net loss	€(3.8)	€(13.0)	€(11.8)

b)            Long-lived assets impairment

Under IFRS, goodwill is allocated to “cash generating units”, which are the smallest groups of identifiable assets which include the goodwill under review for impairment and that generate cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets. Under IFRS in September 2002, the Company recorded an impairment of goodwill of € 36.1 million related to the operations in Germany as the carrying amount of the cash-generating unit exceeded the recoverable amount of the unit.

As part of this review, the Company determined that no impairment related to long-lived assets in Germany was required.

Under U.S. GAAP when there is an indicator of impairment, long-lived assets are first evaluated for recoverability by comparing the undiscounted cash flows to the carrying value of the asset group.  If the carrying amount exceeds the undiscounted cash flows, then impairment is recognized based on the difference between fair value, which was determined based on discounted expected future cash flows of the German operations, and the carrying amount of the assets.

The long-lived assets grouped for impairment test under SFAS 144 are as follows:

Long Lived Assets (Germany)	September 30, 2002
	Gross amount	Net amount
Software	6.6	3.9
Land	12.6	12.6
Building	36.3	21.9
Furnaces	43.2	22.7
Industrial material	88.1	42.2
Office material, hardware, furniture	2.8	0.9
Other fixed assets	1.0	0.5
Total Long-lived assets	190.6	104.7

Under SFAS 144, the identified impairment amounting to €37.7 million was allocated to the long-lived assets (German fixed assets) on a pro-rata basis whereas impairment is recorded first against goodwill under IAS 36. Under SFAS 144, the impairment loss is recorded as an adjustment to the carrying value of the long-lived assets and the long-lived assets are considered to have a new cost basis. Thus, after the recognition of the impairment under SFAS 144, the net book value of the long-lived asset differs between IFRS and U.S. GAAP.

Any goodwill impairment is evaluated separately, under SFAS 142, after any recognition of impairment of long-lived assets.

Goodwill is evaluated at the reporting unit level, by comparing the reporting unit’s fair value to the sum of the fair values of the unit’s identifiable assets and liabilities.  The residual goodwill fair value is then compared to its carrying value.  After having impaired the German fixed assets under SFAS 144, the Company determined that the Goodwill related to the German operations was not impaired in September 2002 under SFAS 142.

€ Million	December 31, 2002

Increase in Goodwill (reversal of impairment)	36.1
Decrease in Fixed assets (additional impairment together with difference in depreciation related to the difference in long-lived carrying values)	(36.5)
TOTAL adjustment on assets	(0.4)

Increase in other current liabilities (deferred taxes) (*)	___
Decrease in net equity	(0.4)
TOTAL adjustment on Liabilities	(0.4)

(*) Deferred tax asset of BSN Glasspack Germany are not recognized.

c)                                      Transition amount relative to adoption of IAS 19 (revised 1998) net of amortization of unrecognized amounts under U.S. GAAP

BSN Glasspack adopted IAS 19 (revised 1998) on January 1, 1999 under the transitional provisions described in paragraph 155(b), allowing immediate recognition of the impact. As a consequence, a total amount of € 55.4 million was expensed in 1999 under IFRS, whereas this amount was not recognized under US GAAP. Unrecognized amounts under U.S. GAAP relate mainly to the effect of change in the discount rate.

The € 55.4 million unrecognized amount under U.S. GAAP has been amortized for € 5.4 million prior January 1, 2000, and for € 1.7 million in 2000, € 1.7 million in 2001 and € 3,5 million in 2002.

d)            Disposal of Royal Leerdam

Because of the difference described in note c) above, before the sale to Libbey, the net equity of Royal Leerdam reported under U.S. GAAP differed from the amount recorded under IFRS. Accordingly, the gain recognized on the disposal of Royal Leerdam differs under U.S. GAAP.

e)             Additional Minimum Liability (AML)

The additional minimum liability is a concept which is not addressed by IFRS, whereas, under U.S. GAAP, SFAS 87, if the accumulated benefit obligation exceeds the fair value of plan assets, the company shall recognize in the statement of financial position a liability (including unfunded accrued pension cost) that is at least equal to the unfunded accumulated benefit obligation.

f)             Research and development

The Company applies IAS 38. Expenditure on development is charged against income in the period incurred except for project development costs which comply strictly with all of the following criteria: (a) the product or process is clearly defined and costs are separately identified and measured reliably; (b) the technical feasibility of the product is demonstrated; (c) the product or process will be sold or used in-house; (e) the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and (f) adequate technical, financial and other  resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met. Expenditure recognized as an expense in previous accounting periods is not reinstated. Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed five years.

Under U.S. GAAP, all development costs are expensed in the period in which they are incurred. The Company currently has no capitalized development costs and therefore no difference currently exits.

g)            Securitization program

As described in Note 20, under IAS - SIC 12, the securitization fund is consolidated in the Company’s financial statements as a Special Purpose Entity controlled by the Company. Under FAS 140, the securitization program is considered as a transfer of financial assets. As a main result, under U.S. GAAP, the difference between the transferred receivables’ nominal value and the cash actually received by the fund is expensed at the time of the receivable transfer whereas under IAS such difference is considered as financing interest expense over the period of the receivable.

Retained interests consist only of the subordinated shares issued by the fund and subscribed by BSN Glasspack. These subordinated shares are reimbursed at the end of the securitization program. Because the subordinated shares are interest bearing with low counterparty risk, the subordinated shares carrying value approximates their fair market values. The deferred portion of the receivable purchase price is paid, on average, within 2 months and therefore is classified as a short- term receivable.

Under FAS 140, the following adjustments as of December 31, 2000, 2001 and 2002 would be reflected to account for the securitized receivable transfer:

€ Million	December 31, 2000	December 31, 2001	December 31, 2002

Decrease in account receivable and notes receivables, net	(95.8)	(172.2)	(155.7)
Increase in long-term investment (subordinated shares)	4.1	7.2	7.2
TOTAL adjustment on assets	€(91.7)	€(165.0)	€(148.5)
Decrease in short term liability (accrued interest)	(0.6)	(1.1)	(1.0)
Increase/Decrease in other current liabilities (deferred taxes)	(0.8)	0.1	___
Decrease in long-term debt	(88.9)	(164.0)	(147.5)
Decrease in net equity	(1.4)	___	___
TOTAL adjustment on liabilities	€(91.7)	€(165.0)	€(148.5)

Main transactions with the fund in 2002 were as follows (in million of euros):

• Receivables transferred to the fund	€1,108.4
• Cash received from the fund	€1,114.6
• Discount paid	€8.8
• Interest received from subordinates shares	€0.2
• Servicing fees	€0.5

The deferred portion of the receivable purchase price amounts to € 22.4 million, € 37.4 million and € 20.4 million as of December 31, 2002, 2001 and 2000.

h)            Restructuring accrual

On April 9, 2001, the Company announced its intention to reduce the workforce in France by closing the plant of Givors in the middle of 2002 and the headquarters of VMC before the end of 2001. The first plan was rejected by the labor unions and was cancelled by the French administration after employee legal action. Therefore, on December 17, 2001, the Company announced the implementation of a second plan, very similar to the first one. The main features of the second plan include the closing of the Givors plant by the end of March 2003 and the downsizing of the workforce in the Reims location. The new restructuring plan was formally agreed to by the labor unions in February 2002. Management determined that the VMC restructuring plan met all of the IAS 37 criteria for a constructive obligation and therefore, recorded under IFRS, a liability based on the best estimate of employee severance benefits as of December 31, 2001. The liability recorded considers the outcome of the final agreement with the labor unions in February 2002. However, because as of December 31, 2001, the negotiations with the unions were not completed yet, the final benefit arrangements were not communicated to employees. Therefore, under U.S. GAAP, specifically EITF 94-3, a liability was not recorded. Under U.S. GAAP, the restructuring reserve has been limited to the minimum lay-off indemnities mandatory under French law. As of December 31, 2001, the impact on restructuring expenses amounts to € 11.2 million.

Under EITF 94-3, the following adjustments would be reflected as follows:

In Million of euros	December 31, 2001	December 31, 2002

TOTAL adjustment on assets	___	___
Decrease in restructuring reserve	(11.2)	___
Increase in other current liabilities (deferred taxes)	4.0	___
Increase in net equity	7.2	___
TOTAL adjustment on Liabilities	___	___

Other restructuring accruals

Substantially all of the amounts included in the restructuring accruals at December 31, 2000, 2001, and 2002 consist of post employment benefits payable and are properly accrued for in accordance with FAS 112, “Employers’ Accounting for Post employment Benefits”

i)              German OAPT plan

In 2002, in accordance with German social regulations, BSN Glasspack GmbH und Co. KG negotiated with the employee representative bodies a restructuring scheme. Under this new scheme “OAPT”, a certain portion (5%) of the employees between 55 and 66 years of age areoffered to leave the company within three years. The scheme requires that the employees work full time for three years with a reduced salary of 85%.  After the three years working period, the employee leaves the company and receives 85% of his/her salary for the next two years. Under IAS 19, compensation offered to employees who accept to join the scheme is considered to be termination benefits. As required under IAS 19, the company has recognized the entire cost of such termination benefits as a liability and an expense in 2002 and the liability has been measured as the present value of the benefits to be paid to employees expected to join the plan.

Under U.S. GAAP, SFAS 112, compensation paid to employees joining the plan is considered to be post-employment benefits that vest. Accordingly, under U.S. GAAP, the Company recognizes a liability only for employees who have accepted the offer and have begun the working phase of the plan. The total liability is accrued over the working period.

In Million of euros	December 31, 2002

TOTAL adjustment on assets	___
Decrease in restructuring reserve	(4.4)
Increase in provision for pension obligations	0.4
Increase in other current liabilities (deferred taxes)	___
Increase in net equity	4.0
TOTAL adjustment on Liabilities	___

j)              Other comprehensive income, net of tax

Comprehensive income, which is the term used to define all non-owner changes in shareholders’ equity, is a concept not addressed by IFRS. Under U.S. GAAP, comprehensive income includes, in addition to net income, movements in cumulative translation adjustments, as well as movements in additional minimum pension liabilities.

k)             Financing fees

Under IFRS, short and long-term debts are carried on the balance sheet at their outstanding amount, including financing fees related to obtaining the long-term borrowings.

Under U.S. GAAP, these financing fees should be presented as non current assets.

The following reclassifications as of December 31, 2000, 2001 and 2002 would be reflected to account for the financing fees:

€ Million	December 31, 2000	December 31, 2001	December 31, 2002

Increase in non current assets (Other assets)	29.9	17.3	13.3
TOTAL reclassification on assets	€29.9	€17.3	€13.3
Increase in short-term debt	3.6	2.8	3.0
Increase in long-term debt	26.3	14.5	10.3
TOTAL reclassification on liabilities	€29.9	€17.3	€13.3

2) Reconciling statements

All material differences affecting the financial statements have been separately disclosed in the Company’s U.S. GAAP reconciling financial statements.

The reconciliation of significant differences between net income and net equity from IAS to U.S. GAAP, together with the reporting of U.S. GAAP comprehensive income, is as follows:

	For the Year ended December 31,
	2000	2001	2002
RECONCILIATION OF NET INCOME (LOSS):
Net loss per IFRS	€(15.2)	€(67.9)	€(34.3)
U.S. GAAP adjustments:
Amortization of goodwill written off to reserves prior to January 1, 1995 (a)	(2.6)	(2.6)	—
Reversal of goodwill amortization recorded under IFRS (a)	—	—	1.6
Long-lived assets and goodwill impairment (difference in long-lived assets amortization because of difference in carrying values) (b)	—	—	(0.4)
Transition amount relative to adoption of IAS 19 (revised 1998) net of amortization of unrecognized amounts under U.S. GAAP (c)	(1.7)	(1.7)	(3.5)
Royal Leerdam disposal (d)			(3.0)
Securitization program(g)	(1.4)	1.4	—
Restructuring accrual (h)	—	11.2	(11.2)
OAPT restructuring scheme (i)	—	—	4.0
Tax impact on above differences	0.9	(3.8)	6.2
Net loss under U.S. GAAP	(20.0)	(63.4)	(40.6)
Other comprehensive income,:
Additional Minimum Liability (AML) (e)	—	—	(12.8)
Change in cumulative translation adjustment (j)	—	—	—
Tax impact on above differences	—	—	4.5
Comprehensive loss under U.S. GAAP	€(20.0)	€(63.4)	€(48.9)

	As of December31,
	2000	2001	2002

RECONCILIATION OF NET EQUITY
Net deficit per IFRS	€(37.5)	€(114.3)	€(145.0)
U.S. GAAP adjustments:
Goodwill written off to reserves prior to January 1, 1995 (a):
Goodwill gross amount (a)	104.4	104.4	104.4
Accumulated amortization (a)	(20.1)	(22.7)	(22.7)
Net amount (a)	84.3	81.7	81.7
Cancellation of goodwill amortization recorded under IFRS (a)	—	—	1.6
Long lived assets and goodwill impairment (b)	—	—	(0.4)
Transition amount relative to adoption of IAS 19 (revised 1998) net of amortization of unrecognized amounts under U.S. GAAP (c)	48.3	46.6	43.1
Royal Leerdam disposal (d)			(3.0)
Minimum Liability adjustment (e)			(12.8)
Securitization program (g)	(1.4)	—	—
Restructuring accrual (h)	—	11.2	—
OAPT restructuring scheme (h)	—	—	+4.0
Tax impact of the above differences	(16.5)	(20.3)	(9.6)
Net equity (deficit) under U.S. GAAP	€77.2	€4.9	€(40.4)

	As of December 31,
	2000	2001	2002

U.S. GAAP STATEMENTS OF NET EQUITY
Net equity at beginning of period	€97.2	€77.2	€4.9
Net loss for the period	(20.0)	(63.4)	(40.6)
Dividends declared	—	—	—
Capital contributions	—	—	—
Effect of adoption of FAS 133 as of January 1, 2001	—	1.0	—
Cash flow hedges (effect of application of FAS 133 over FY 2001)	—	(9.9)	—
Cash flow hedges (effect of application of FAS 133 over FY 2002)	—	—	3.6
Other comprehensive income (AML, net of deferred tax)	—	—	(8.3)
Net equity /(deficit) at end of period under U.S. GAAP	€77.2	€4.9	(€40.4)

Effect of new accounting pronouncements not yet adopted

SFAS 143:

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143).  SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income.  SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

The company will adopt SFAS 143 on January 1, 2003 and does not anticipate that the adoption of SFAS 143 will have a material impact on its results of operations, financial position or cash flow.

SFAS 146:

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”).  SFAS 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities.  Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur.  Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Company will adopt SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS 146 could result in the Company recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

FIN 45:

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. As of December 31, 2002, the Company has not identified Guarantees that fall into the disclosure requirements of FIN 45. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN 45 is not expected to have a significant impact on the Company’s consolidated financial statements.

FIN 46:

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”).  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. Adoption of FIN 46 is not expected to have a significant impact on the Company’s financial statements.